Form 10-K, Exhibit 13
period 2014-12-31
Sunshine Bancorp, Inc.
filed 2015-03-27
CIK 1599891

EXHIBIT 13

SUNSHINE BANCORP, INC. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sunshine Bancorp, Inc.

Plant City, Florida:

We have audited the accompanying consolidated balance sheets of Sunshine Bancorp, Inc. and Subsidiary (the “Company”), as of December 31, 2014 and 2013 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 27, 2015

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	At December 31,
	2014	2013
Assets
Cash and due from banks	$5,316	2,391
Interest-bearing deposits with banks	688	7,545
Federal funds sold	14,475	1,118

Cash and cash equivalents	20,479	11,054

Time deposits with banks	5,880	9,528
Securities held to maturity (Market value of $75,469 and $48,187)	75,473	48,436
Loans held for sale	2,012	—
Loans, net of allowance for loan losses of $1,726 and $1,718	108,666	111,263
Premises and equipment, net	6,074	6,128
Federal Home Loan Bank stock, at cost	180	237
Cash surrender value of bank-owned life insurance	7,259	4,089
Deferred income taxes	2,782	1,290
Accrued interest receivable	613	581
Other real estate owned	41	1,422
Other assets	361	411

Total assets	$229,820	194,439

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing accounts	34,774	29,123
NOW accounts	32,589	30,129
Money-market deposit accounts	35,208	35,713
Savings accounts	25,100	25,724
Time deposits	36,253	44,230

Total deposits	163,924	164,919

Official checks	808	392
Advances by borrowers for taxes and insurance	171	141
Other liabilities	3,291	2,435

Total liabilities	168,194	167,887

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 authorized none issued and outstanding	—	—
Common stock, $0.01 par value, 50,000,000 shares authorized, 4,232,000 and -0- shares issued and outstanding	42	—
Additional paid in capital	40,766	—
Retained income	24,091	26,552
Unearned Employee Stock Ownership Plan (“ESOP”) shares	(3,273)	—

Total stockholders’ equity	$61,626	26,552

Total liabilities and stockholders’ equity	$229,820	194,439

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,
	2014	2013
Interest income:
Loans	$5,417	5,569
Securities	704	408
Other	122	118

Total interest income	6,243	6,095

Interest expense
Deposit accounts	298	374

Net interest income	5,945	5,721

Provision for loan losses	2,500	—

Net interest income after provision for loan losses	3,445	5,721

Noninterest income:
Fees and service charges on deposit accounts	632	668
Fees and charges on loans	66	75
(Loss) gain on sale of other real estate owned	(204)	3
Income from bank-owned life insurance	120	122
Other	147	62

Total noninterest income	761	930

Noninterest expenses:
Salaries and employee benefits	4,574	3,467
Occupancy and equipment	1,202	984
Data and item processing services	456	457
Professional fees	521	241
Other real estate owned	49	62
Advertising and promotion	76	70
Stationary and supplies	99	71
Deposit insurance and general insurance expense	264	248
Other	1,016	805

Total noninterest expenses	8,257	6,405

(Loss) income before income tax (benefit) expense	(4,051)	246

Income tax (benefit) expense	(1,590)	105

Net (loss) income	$(2,461)	141

Basic (loss) income per common share	N/A	N/A

Diluted (loss) income per common share	N/A	N/A

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

(In thousands except per share amounts)

Year Ended December 31, 2014 and 2013

	Common Stock		Additional Paid In	Retained	Unearned ESOP	Total Stockholder’s
	Shares	Amount	Capital	Income	Shares	Equity
Balance, December 31, 2012	—	$—	—	26,411	—	26,411
Net income	—	—	—	141	—	141

Balance, December 31, 2013	—	$—	—	26,552	—	26,552
Net loss	—	—	—	(2,461)	—	(2,461)
Proceeds from issuance of common stock, net of offering costs of $1,536	3,893,440	39	37,360	—	—	37,399
Issuance of common stock for Employee Stock Ownership Plan	338,560	3	3,383	—	(3,386)	—
Employee Stock Ownership Plan allocation to participants	—	—	23	—	113	136

Balance, December 31, 2014	4,232,000	$42	40,766	24,091	(3,273)	61,626

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Statements of Cash Flows (In thousands)

	Year Ended December 31,
	2014	2013
Cash flows from operating activities:
Net (loss) income	$(2,461)	141
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	547	381
Provisions for loan losses	2,500	—
Amortization of premiums and discounts on securities, net	270	277
Net amortization of deferred loan fees and costs	(24)	(23)
Net income from bank-owned life insurance	(120)	(122)
ESOP compensation expense	136	—
Loans Originated for sale	(183)	—
Proceeds from loan sale	1,593	—
Deferred income taxes	(1,492)	79
Gain on sale of other real estate owned	204	(3)
Write-down on other real estate owned	—	14
(Increase) decrease in accrued interest receivable	(32)	22
Decrease in assets	50	213
Increase (decrease) in official checks	416	(753)
Increase in other liabilities	856	323

Net cash provided by operating activities	2,260	549

Cash flows from investing activities:
Purchase of time deposits with banks	—	(3,675)
Maturities of time deposits with banks	3,648	3,185
Principal pay-downs of securities held to maturity	966	—
Purchases of securities held to maturity	(30,273)	(16,012)
Maturities of securities held to maturity	2,000	12,000
Net (increase) decrease in loans	(3,301)	2,332
Proceeds from sale of other real estate owned	1,177	23
Net purchases of premises and equipment	(493)	(395)
Purchase of bank owned life insurance	(3,050)	—
Redemption of Federal Home Loan Bank stock	57	65

Net cash used in investing activities	(29,269)	(2,477)

Cash flows from financing activities:
Net (decrease) increase in deposits	(995)	697
Net increase (decrease) in advances by borrowers for taxes and insurance	30	(16)
Net proceeds from stock issuance	37,399	—

Net cash provided by financing activities	36,434	681

Increase (decrease) in cash and cash equivalents	9,425	(1,247)
Cash and cash equivalents at beginning of year	11,054	12,301

Cash and cash equivalents at end of year	$20,479	11,054

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$20	—

Interest	$298	374

Noncash transactions:
Transfer from loans to other real estate owned	$—	634

Loans to facilitate the sale of other real estate owned	$—	168

Transfer from loans to loans held for sale	$3,422	—

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2014 and 2013 and the Years Then Ended

(1)	Organization and Significant Accounting Policies

Organization. Sunshine Bancorp, Inc., a Maryland corporation (the “Holding Company”), was formed on March 7, 2014 to serve as the savings and loan holding company for Sunshine Bank (the “Bank”). The Holding Company was formed as part of the Bank’s mutual-to-stock conversion (the “Conversion”). Collectively, the Bank and Holding Company are referred to as the “Company.”

On July 14, 2014, the Conversion was completed and the Holding Company became the parent holding company for the Bank. A total of 4,232,000 shares of common stock were sold to depositors and the employee stock ownership plan (“ESOP”) at $10.00 per share through which the Holding Company received gross offering proceeds of approximately $42.3 million. The net proceeds received were $37.4 million after offering costs and the allocation of unearned ESOP shares. The Holding Company owns all the outstanding shares of common stock of the bank.

The conversion was accounted for as a change in corporate form with the historic basis of the Bank’s assets, liabilities and equity unchanged as a result.

In connection with the Conversion, the Holding Company implemented an ESOP, to provide eligible employees the opportunity to own the Company’s stock. This plan is a tax-qualified retirement plan for the benefit of all Bank employees. A total of 338,560 shares of the stock issued in the conversion were acquired by the ESOP.

The Bank through its five banking offices provides a variety of retail community banking services to individuals and businesses primarily in Hillsborough and Pasco Counties, Florida. The Bank’s deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”).

As part of the Conversion, the Holding Company established a liquidation account in an amount equal to retained income of $26.6 million described in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders who maintain deposit accounts in the Bank after the conversion.

Agreement to Acquire Certain Assets and Liabilities of Community Southern Holdings, Inc. On February 4, 2015, the Company signed an Agreement and Plan of Merger to acquire Community Southern Holdings, Inc. and the subsidiary Community Southern Bank in Lakeland, Florida. The Company will acquire approximately $246 million in assets and four branch locations in the Lakeland, Florida market. The transaction is subject to regulatory approval, is expected to close in the third quarter of 2015.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry. The following summarizes the more significant of these policies and practices.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

Use of Estimates. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned and deferred income taxes.

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits with banks and federal funds sold, all of which have original maturities of ninety days or less.

The Bank is required under Federal Reserve Board regulations to maintain cash reserves, generally consisting of deposits with the Federal Reserve Bank, of cash or noninterest-earning accounts with qualifying banks, against its transaction accounts. At December 31, 2014 and 2013, the Bank’s cash reserve requirements were $1,883,000 and $1,214,000, respectively.

Securities Held to Maturity. Securities classified as held to maturity for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Organization and Significant Accounting Policies, Continued

Loans Held for Sale. Loans held for sale includes loans originated which are intended for sale in the secondary market and substandard loans transferred to loans held for sale and are carried at the lower of book value or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. At December 31, 2014 and 2013, the fair value of loans held for sale exceeded book value in the aggregate and were charged down to the fair value. In January 2015, $1.8 million in substandard loans held for sale were sold for $1.8 million resulting in a gain of $16,000.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized. The net amount are deferred and are recognized as an adjustment of the yield of the related loan.

The accrual of interest on all portfolio classes, including troubled debt restructurings, is discontinued at the time the loan is more than ninety-days delinquent unless the loan is well collateralized and in process of collection. Nonaccrual loans are reviewed for charge-off if more than ninety-days past due, except for residential loans and consumer loans. Residential loans are reviewed at 180 days and consumer loans are reviewed at 120 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered unlikely.

All interest accrued but not collected for loans placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. In addition, a loan should be in accordance with the contractual terms for a reasonable period of time, usually requiring a payment history of six months.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. There were no changes in the Bank’s accounting policies or methodology related to the allowance for loan losses during the years ended December 31, 2014 or 2013.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the size and composition of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Organization and Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors.

The historical loss component of the allowance is determined by losses recognized by portfolio segment over the preceding twenty quarters. This is supplemented by the risks for each portfolio segment. Risk factors impacting loans in each of the portfolio segments include broad deterioration of property values, reduced consumer and business spending as a result of unemployment and reduced credit availability and lack of confidence in the economy. The historical experience is adjusted for the following qualitative factors: (a) the existence and effect of any concentrations of credit and changes in the level of such concentrations; (b) changes in national, regional and local economic conditions that affect the collectability of the loan portfolio; (c) changes in levels or trends in charge-offs and recoveries; (d) changes in the volume and severity of past due loans, nonaccrual loans or loans classified special mention, substandard, doubtful or loss; (e) changes in the nature and volume of the loan portfolio and terms of loans; (f) changes in lending policies and procedures, risk selection and underwriting standards; (g) changes in the experience, ability and depth of lending management and other relevant staff; (h) quality of loan review; (i) the effect of other external factors, trends or uncertainties that could affect management’s estimate of probable losses, such as competition and industry conditions.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, commercial real estate and residential mortgage loan segments by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Organization and Significant Accounting Policies, Continued

Income Taxes. There are two components of income taxes: current and deferred. Current income taxes reflect taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income taxes result from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not that the tax position will be realized or sustained upon examination including resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. As of December 31, 2014, management is not aware of any uncertain tax positions that would have a material effect on the Company’s financial statements.

The Company recognizes interest and penalties on income taxes as a component of income taxes.

Premises and Equipment. Land is stated at cost. Buildings and improvements and furniture and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Estimate useful lives for building and improvements is forty years; for furniture and equipment from three to ten years.

Other Real Estate Owned. Other real estate owned includes assets acquired through, or in lieu of, loan foreclosure and are held for sale and are initially recorded at fair value less estimated selling costs at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value less estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Organization and Significant Accounting Policies, Continued

Fair Value Measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP has established a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following describes valuation methodologies used for assets measured at fair value:

Impaired Loans. Estimates of fair value for impaired loans is based on the estimated value of the underlying collateral which is determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company’s management related to values of properties in the Company’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

Foreclosed Assets. Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company’s senior lending officers related to values of properties in the Company’s market areas. These officers take into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, the fair values estimates for foreclosed real estate are classified as Level 3.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Organization and Significant Accounting Policies, Continued

Off-Balance-Sheet Financial Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of unused lines of credit, commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts approximate their fair value.

Time Deposits with Banks. The fair value of time deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Securities Held to Maturity. Fair values for securities are based on quoted market prices for identical or similar securities.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgages (e.g. one-to four-family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Federal Home Loan Bank Stock. The stock is not publicly traded and the estimated fair value is its redemption value.

Accrued Interest Receivable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using discounted cash flow calculation that applies interest rates currently being offering on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Organization and Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued.

Comprehensive Income (Loss). During the years ending December 31, 2014 and 2013, the Company had no components of other comprehensive income (loss).

(Loss) Income Per Share. The conversion was complete on July 14, 2014. (Loss) Income per share will be computed starting on January 1, 2015, as if conversion from a mutual holding company to a capital stock holding company occurred on that date.

Recent Accounting Standards Update. In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-04, Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure, which is intended to clarify when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate recognized. These amendments clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either: (a) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure; or (b) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additional disclosures are required. The amendments are effective beginning January 1, 2015. Upon adoption, this guidance is not expected to impact the Company’s consolidated financial statements.

Recent Regulatory Developments

Basel III Rules On July 2, 2013, the Federal Reserve Board (“FRB”) approved the final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks. Under the final rules, minimum requirements will increase for both the quantity and quality of capital held by the Bank. The rules include a new common equity Tier 1 capital to risk-weighted assets ratio of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The final rules also raise the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0% and require a minimum leverage ratio of 4.0%. The final rules also implement strict eligibility criteria for regulatory capital instruments. In July 2013, the Office of the Comptroller of the Currency (“OCC”), our primary bank regulator, also approved, as an interim final rule, the regulatory capital requirements for U.S. banks, following the actions of the FRB. The OCC’s rule is identical in substance to the final rules issued by the FRB.

The phase-in period for the final rules began for the Holding Company and the Bank on January 1, 2015, with full compliance with all of the final rule’s requirements phased in over a multi-year schedule.

Reclassifications. Certain amounts in the 2013 financial statements have been reclassified to conform with the 2014 presentation.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2)	Securities Held to Maturity

Securities are classified according to management’s intent. The amortized cost and fair values of securities are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2014:
U.S. Treasury securities	$5,025	5	—	5,030
Federal Home Loan Bank obligations	23,269	24	(50)	23,243
U.S. Government enterprise and agency obligations	29,799	84	(85)	29,798
Mortgage-backed securities	17,380	19	(1)	17,398

Total	$75,473	132	(136)	75,469

December 31, 2013:
U.S. Treasury securities	7,125	13	—	7,138
Federal Home Loan Bank obligations	18,313	15	(111)	18,217
U.S. Government enterprise and agency obligations	22,998	13	(179)	22,832

Total	$48,436	41	(290)	48,187

The scheduled maturities of securities at December 31, 2014 were as follows (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$10,035	10,044
Due from one year to five years	40,076	40,021
Due from five years to ten years	7,982	8,006
Mortgage backed securities	17,380	17,398

	$75,473	75,469

Securities with a carrying amount of approximately $2.0 million at December 31, 2014 and 2013 were pledged to the Housing Authority of the City of Plant City, Florida, as collateral for deposit accounts held at the Bank.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2)	Securities Held to Maturity, Continued

Securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

	Less Than Twelve Months		More Than Twelve Months
	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value
At December 31, 2014:
Federal Home Loan Bank obligations	$(13)	7,055	(37)	3,995
U.S. Government enterprise and agency obligations	(50)	14,957	(35)	4,001
Mortgage-backed securities	(1)	1,964	—	—

Totals	$(64)	23,976	(72)	7,996

At December 31, 2013:
Federal Home Loan Bank obligations	$(111)	9,948	—	—
U.S. Government enterprise and agency obligations	(136)	16,977	(43)	1,965

Totals	$(247)	26,925	(43)	1,965

At December 31, 2014, the unrealized losses on seventeen investment securities held-to-maturity were caused by market conditions. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to market conditions and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

On March 19, 2015 management transferred all securities classified as held to maturity to available for sale at an estimated fair market value of $69.8 million. The transfer was performed to enhance the interest rate risk position of the bank and provide liquidity for future loan growth. As a result of the transfer, the Bank is precluded from classifying securities as held to maturity until March 2017

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans

The portfolio segments and classes of loans are as follows (in thousands):

	At December 31,
	2014	2013
Real estate mortgage loans:
One-to four-family residential	$52,708	59,976
Commercial	22,043	23,900
Multi-family	10,622	3,363
Land and construction	7,075	6,514

Total real estate mortgage loans	92,448	93,753

Commercial loans	16,773	17,358
Consumer loans	1,398	2,277

Total loans	110,619	113,388

Deduct:
Deferred loan fees, net	(124)	(147)
Allowance for loan losses	(1,726)	(1,718)
Undisbursed loan proceeds	(103)	(260)

Loans, net	$108,666	111,263

The Company has divided the loan portfolio into three portfolio segments, each with different risk characteristics and methodologies for assessing risk. All loans are underwritten in accordance with policies set forth and approved by the Company’s Board of Directors. The portfolio segments identified by the Company are as follows:

Real Estate Mortgage Loans. Real estate mortgage loans are typically segmented into four classes: one-to four-family residential, commercial, multi-family and land and construction.

One-to four-family residential real loans are underwritten based on repayment capacity and source, value of the underlying property, credit history and stability.

Commercial loans are secured by the subject property and are underwritten based on loan to value limits, cash flow coverage and general creditworthiness of the obligors.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans, Continued

Multi-family loans follow the same underwriting criteria as commercial real estate loans. These loans are generally considered to have more credit risk than traditional one-to four-family residential loans because these loans tend to involve larger loan balances and their repayment is typically dependent upon the successful operation and management of the underlying real estate.

Land and construction loans are to finance the construction of owner-occupied and lease properties. These loans are categorized as construction loans during the construction period, later converting to commercial or one-to four-family residential loans after the construction is complete and amortization of the loan begins. Real estate development and construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Real estate development and construction loan funds are disbursed periodically based on the percentage of construction completed. The Company carefully monitors these loans with on-site inspections and requires the receipt of lien waivers on funds advanced. Development and construction loans are typically secured by the properties under development or construction, and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely on the value of the underlying property, the Company considers the market conditions and feasibility of proposed projects, the financial condition and reputation of the borrower and guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. The Company also makes loans on occasion for the purchase of land for future development by the borrower. Land loans are extended for the future development for either commercial or residential use by the borrower. The Company carefully analyzes the intended use of the property and the viability thereof.

Commercial Loans. Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, the Company takes as collateral a security interest in any equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

Consumer Loans. Consumer loans are extended for various purposes, including purchases of automobiles, recreational vehicles, and boats. The Company also offers lines of credit, personal loans, and deposit account collateralized loans. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Loans to consumers are extended after a credit evaluation, including the creditworthiness of the borrower(s), the purpose of the credit, and the secondary source of repayment. Consumer loans are made at fixed and variable interest rates and may be made on terms of up to ten years. Risk is mitigated by the fact that the loans are of smaller individual amounts.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

An analysis of the change in the allowance for loan losses follows (in thousands):

	Real Estate Mortgage Loans	Commercial Loans	Consumer Loans	Unallocated	Total
Year Ended December 31, 2014:
Beginning balance	$1,417	208	10	83	1,718
Provision (credit) for loan losses	1,333	1,245	5	(83)	2,500
Charge-offs	(1,362)	(1,213)	(16)	—	(2,591)
Recoveries	21	68	10	—	99

Ending balance	$1,409	308	9	—	1,726

Individually evaluated for impairment:
Recorded investment	$4,028	768	—	—	4,796

Balance in allowance for loan losses	$301	9	—	—	310

Collectively evaluated for impairment:
Recorded investment	$88,420	16,005	1,398	—	105,823

Balance in allowance for loan losses	$1,108	299	9	—	1,416

Year Ended December 31, 2013:
Beginning balance	1,520	189	13	554	2,276
Provision (credit) for loan losses	492	(17)	(4)	(471)	—
Charge-offs	(685)	—	(2)	—	(687)
Recoveries	90	36	3	—	129

Ending balance	$1,417	208	10	83	1,718

Individually evaluated for impairment:
Recorded investment	$7,035	703	—	—	7,738

Balance in allowance for loan losses	$354	—	—	—	354

Collectively evaluated for impairment:
Recorded investment	$86,718	16,655	2,277	—	105,650

Balance in allowance for loan losses	$1,063	208	10	83	1,364

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans, Continued

The following summarizes the loan credit quality (in thousands):

	Real Estate Mortgage Loans
	One-to Four-Family Residential	Commercial	Multi- Family	Land and Construction	Commercial	Consumer	Total
Credit Risk Profile by Internally Assigned Grade:
At December 31, 2014:
Grade:
Pass	$52,392	21,385	10,498	6,864	15,788	1,398	108,325
Special mention	316	413	—	211	94	—	1,034
Substandard	—	245	124	—	891	—	1,260

Total	$52,708	22,043	10,622	7,075	16,773	1,398	110,619

At December 31, 2013:
Grade:
Pass	56,691	20,512	3,193	6,080	15,881	2,277	104,634
Special mention	43	429	—	—	514	—	986
Substandard	3,242	2,959	170	434	963	—	7,768

Total	$59,976	23,900	3,363	6,514	17,358	2,277	113,388

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The Company analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Company for further deterioration or improvement to determine if they are appropriately classified and whether there is any impairment. All loans are graded upon initial issuance. Further, commercial, multi-family and commercial real estate loans over $25,000 are typically reviewed at least annually to determine the appropriate loan grading. In addition, during the renewal process of any loan, as well as if a loan becomes past due, the Company will determine the appropriate loan grade.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans, Continued

Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of a deterioration in the credit worthiness of the borrower; or (c) the borrower contacts the Company for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard or even charged-off. The Company uses the following definitions for risk ratings:

Pass – A Pass loan’s primary source of loan repayment is satisfactory, with secondary sources very likely to be realized if necessary.

Special Mention – A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or the Company’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard – A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – A loan classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss – A loan classified Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans, Continued

Age analysis of past-due loans is as follows (in thousands):

	Accruing Loans
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Nonaccrual Loans	Total Loans
At December 31, 2014:
Real estate mortgage loans:
One-to four-family residential	$59	—	—	59	52,649	—	52,708
Commercial	—	—	—	—	22,043	—	22,043
Multi-family	—	—	—	—	10,498	124	10,622
Land and construction	—	—	—	—	7,075	—	7,075
Commercial loans	167	—	—	167	15,838	768	16,773
Consumer loans	2	—	—	2	1,396	—	1,398

Total	$228	—	—	228	109,499	892	110,619

At December 31, 2013:
Real estate mortgage loans:
One-to four-family residential	333	15	—	348	57,342	2,286	59,976
Commercial	233	—	—	233	23,220	447	23,900
Multi-family	—	—	—	—	3,193	170	3,363
Land and construction	221	—	—	221	6,079	214	6,514
Commercial loans	181	272	—	453	16,202	703	17,358
Consumer loans	51	2	—	53	2,222	2	2,277

Total	$1,019	289	—	1,308	108,258	3,822	113,388

The following summarizes the amount of impaired loans (in thousands):

	With No Related Allowance Recorded		With an Allowance Recorded			Total
	Recorded Investment	Unpaid Principal Balance	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
December 31, 2014:
Real estate mortgage loans:
One-to four-family residential	$—	—	123	140	12	123	140	12
Commercial	380	966	3,401	3,401	289	3,781	4,367	289
Multi-family	124	265	—	—	—	124	265	—
Commercial loans	664	750	104	107	9	768	857	9

	$1,168	1,981	3,628	3,648	310	4,796	5,629	310

December 31, 2013:
Real estate mortgage loans:
One-to four-family residential	1,506	1,712	317	327	19	1,823	2,039	19
Commercial	446	983	4,418	4,418	335	4,864	5,401	335
Multi-family	170	294	—	—	—	170	294	—
Land and construction	178	288	—	—	—	178	288	—
Commercial loans	703	781	—	—	—	703	781	—

	$3,003	4,058	4,735	4,745	354	7,738	8,803	354

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans, Continued

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows (in thousands):

	Average Recorded Investment	Interest Income Recognized	Interest Income Received
Year Ended December 31, 2014:
Real estate mortgage loans:
One-to four-family residential	$1,552	34	66
Commercial	4,699	301	322
Multi-family	142	—	17
Land and construction	102	—	2
Commercial loans	725	—	33

	$7,220	335	440

Year Ended December 31, 2013:
Real estate mortgage loans:
One-to four-family residential	2,273	68	99
Commercial	4,924	300	326
Multi-family	230	—	9
Land and construction	167	2	4
Commercial loans	721	—	29

	$8,315	370	467

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans, Continued

TDR’s entered into during the years ended December 31, 2014 and 2013 are as follows (dollars in thousands):

	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Year Ended December 31, 2014

Commercial loans-
Modified interest rate and amortization	2	$116	116

Year Ended December 31, 2013:
Real estate mortgage loans-
One-to four-family residential loans-
Modified interest rate and amortization	1	144	144
Commercial loans-
Modified interest rate and amortization	1	105	105

Total	2	$249	249

The allowance for loan losses on all loans that have been restructured and are considered TDRs is included in the Company’s specific allowance for loan losses. The specific allowance for loan losses is determined on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. TDR’s that have subsequently defaulted are considered collateral-dependent.

There were no TDRs which were restructured during the years ended December 31, 2014 and 2013 that subsequently defaulted.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans, Continued

Impaired collateral-dependent loans are carried at the lower of carrying value or fair value. Those impaired collateral-dependent loans which are measured at fair value or a nonrecurring basis are as follows (in thousands):

	Fair Value	Level 1	Level 2	Level 3	Total Losses	Losses Recorded During the Year
December 31, 2014:
Real estate mortgage loans:
Commercial	$380	—	—	380	517	—
Multi-family	124	—	—	124	128	—
Commercial loans	94	—	—	94	74	2

Total	$598	—	—	598	719	2

December 31, 2013:
Real estate mortgage loans:
One-to four-family residential	592	—	—	592	198	163
Commercial	446	—	—	446	517	—
Multi-family	170	—	—	170	128	128
Land and construction	151	—	—	151	106	76
Commercial loans	102	—	—	102	72	—

Total	$1,461	—	—	1,461	1,021	367

The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in Hillsborough and Pasco Counties, Florida. Therefore, the Company’s exposure to credit risk could be significantly affected by changes in the economy and real estate market in Hillsborough and Pasco Counties, Florida.

(4)	Premises and Equipment

Premises and equipment are summarized as follows (in thousands):

	At December 31,
	2014	2013
Land	$2,461	2,461
Buildings and improvements	6,158	6,166
Furniture and equipment	3,108	2,958

Total, at cost	11,727	11,585
Less accumulated depreciation	(5,653)	(5,457)

Premises and equipment, net	$6,074	6,128

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Other Real Estate Owned

Expenses applicable to other real estate owned are as follows (in thousands):

	Year Ended December 31,
	2014	2013
Write-down on other real estate owned	$—	14
Operating expenses	49	48

	$49	62

Other real estate owned is recorded at fair value less estimated costs to sell. Other real estate owned which is measured at fair value on a nonrecurring basis is as follows (in thousands):

	At Year End					Losses
	Total	Level 1	Level 2	Level 3	Total Losses	Recorded During the Year
At December 31, 2014-
Foreclosed real estate	$41	—	—	41	—	—

At December 31, 2013-
Foreclosed real estate	$1,422	—	—	1,422	428	—

(6)	Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $12.3 million and $14.8 million at December 31, 2014 and 2013, respectively. Deposits in excess of $250,000 are not insured by the FDIC.

At December 31, 2014, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,	Amount
2015	$26,369
2016	6,032
2017	3,852

$36,253

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7)	Available Other Borrowings

At December 31, 2014 and 2013, based on available collateral and the Company’s ownership of FHLB stock, the Company had access to Federal Home Loan Bank advances of up to $37.9 and $35.6 million, respectively. At December 31, 2014 and 2013, the Company also has lines of credit at two financial institutions that would allow the Company to borrow up to $8.7 million and $6.0 million, respectively. Neither credit line was drawn upon at December 31, 2014.

(8)	Off-Balance-Sheet Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unused lines of credit, commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit, commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8)	Off-Balance-Sheet Financial Instruments, Continued

Standby letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party and to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company may hold collateral supporting these commitments, and at December 31, 2014 such collateral amounted to approximately $188,000.

Unused lines of credit, commitments to extend credit and standby letters of credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments, with off-balance-sheet risk at December 31, 2014 follows (in thousands):

Contract Amount

Unused lines of credit	$6,039

Commitments to extend credit	$6,821

Standby letters of credit	$714

(9)	Fair Value of Financial Instruments

The estimated fair values of the Bank’s financial instruments are as follows (in thousands):

	At December 31, 2014		At December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets:
Cash and cash equivalents (Level 1)	$20,479	20,479	11,054	11,054
Time deposits with banks (Level 1)	5,880	5,880	9,528	9,528
Securities held to maturity (Level 2)	75,473	75,469	48,436	48,187
Loans held for sale (Level 3)	2,012	2,028	—	—
Loans (Level 3)	108,666	113,807	111,263	115,864
Federal Home Loan Bank stock (Level 3)	180	180	237	237
Accrued interest receivable (Level 3)	613	613	581	581

Financial liabilities:
Deposits (Level 3)	163,924	153,568	164,919	155,724

Off-balance-sheet financial instruments (Level 3)	—	—	—	—

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10)	Income Taxes

Allocation of Federal and state income taxes (benefit) between current and deferred portions is as follows (in thousands):

	Current	Deferred	Total
Year Ended December 31, 2014:
Federal	$(98)	(1,271)	(1,369)
State	—	(221)	(221)

Total income taxes	$(98)	(1,492)	(1,590)

Year Ended December 31, 2013:
Federal	26	64	90
State	—	15	15

Total income taxes	$26	79	105

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are as follows ($ in thousands):

	Year Ended December 31,
	2014		2013
	Amount	%	Amount	%
Income taxes (benefit) at Federal statutory rate	$(1,378)	(34.0)%	$84	34.0%
Increase (decrease) in taxes resulting from:
State taxes, net of Federal tax benefit	(146)	(3.6)	10	4.1
Other	(66)	(1.6)	11	4.6

Total	$(1,590)	(39.2)%	$105	42.7%

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10)	Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	At December 31,
	2014	2013
Deferred tax assets:
Allowance for loan losses	$642	684
Net operating loss carryforwards	1,739	—
Deferred compensation	780	715
Deferred loan fees	47	52
Alternative minimum tax credits	169	200
Accrued interest income	56	99
Foreclosed property expenses	—	212
Premises and Equipment	45	—
Other	6	3

Deferred tax assets	3,484	1,965

Deferred tax liabilities:
Officers life insurance	(702)	(644)
Premises and equipment	—	(31)

Deferred tax liabilities	(702)	(675)

Net deferred tax asset	$2,782	1,290

At December 31, 2014, the Company has Florida net operating loss carryforwards of approximately $4.6 million available to offset future taxable income. These carryforwards will begin to expire in 2033.

The Company performs periodic evaluations on the deferred tax asset to determine if a valuation allowance is necessary. The analysis weighs positive evidence against negative evidence to determine if it is more likely than not to recognize the future benefit of the deferred tax asset. The Company’s analysis includes internal forecasts that demonstrate the Company’s ability to fully utilize the deferred tax asset prior to the expiration of the related net operating loss periods discussed above. The Company was profitable during 2013. The Company’s internal forecasts include growth assumptions relating to loans, noninterest income and noninterest expense, as well as estimating loan losses and other nonrecurring items. Management determined that a valuation allowance against the deferred tax asset was not necessary at December 31, 2014 or 2013.

The Company files income tax returns in the U.S. federal jurisdiction and the State of Florida. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2011.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(11)	Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s financial statements. As of December 31, 2014, there is no pending or threatened litigation of which management is aware.

(12)	Related Parties

In the ordinary course of business, the Company makes loans to and accepts deposits from its executive officers and directors and their related entities. The activity is as follows (in thousands):

	Year Ended December 31,
	2014	2013
Loans:
Balance at beginning of year	$1,047	934
Additions	—	173
Repayments	(93)	(60)

Balance at end of year	$954	1,047

Deposits at end of year	$2,503	4,612

(13)	Employee Benefit Plans

The Company has a 401(k) Profit Sharing plan. For the years ended December 31, 2014 and 2013, the Company’s contributions were approximately $61,000 and $57,000, respectively.

The Company provides supplemental executive retirement plans for certain of its officers. The terms of the plan agreements provide for a specific percentage of the participants compensation to be accrued for deferred compensation. The Company is accruing interest on these amounts at a rate of 6%. The benefits vest at various times and will be paid upon retirement, death or disability. For the years ended December 31, 2014 and 2013, the Company expense in connection with the plans was approximately $172,000 and $203,000, respectively. At December 31, 2014 and 2013, the balance in the accrued deferred compensation accounts was $2.1 million and $1.9 million, respectively, and it was included with other liabilities in the consolidated balance sheets.

(14)	Dividend Restrictions

The Holding Company is limited in the amount of cash dividends it may declare and pay by the amount of dividends it can receive from the Bank. The Bank is limited in the amount of cash dividends that may be paid based on current regulations governing national associations. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15)	Regulatory Matters

The Bank is subject to various regulatory capital requirement administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 2014, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2014, the bank is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category. The Bank’s actual regulatory capital amounts and percentages are presented in the table ($ in thousands).

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt and Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2014:
Total Capital to Risk-Weighted Assets	$40,064	33.82%	$9,477	8.00%	$11,846	10.00%
Tier I Capital to Risk-Weighted Assets	38,581	32.57	4,738	4.00	7,107	6.00
Tier I Capital to Total Assets	38,581	16.99	9,083	4.00	11,354	5.00

As of December 31, 2013:
Total Capital to Risk-Weighted Assets	26,719	25.26	8,462	8.00	10,580	10.00
Tier I Capital to Risk-Weighted Assets	25,392	24.00	4,232	4.00	6,348	6.00
Tier I Capital to Total Assets	25,392	13.14	7,730	4.00	9,664	5.00

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16)	Employee Stock Ownership Plan

Effective July 14, 2014, the Holding Company established an ESOP which acquired 8% of the total number of shares of common stock sold during the Company’s initial public offering. A total of 338,560 shares were acquired in exchange for a $3,385,600 indirect note payable from the Employee Stock Ownership Plan Trust to the Holding Company. The note bears interest at a variable rate based on Prime and is payable in thirty annual installments. As of December 31, 2014, 11,285 shares held by the Employee Stock Ownership Plan Trust have been released and allocated to employees.

At December 31, 2014 the ESOP shares were as follows ($ in thousands, except per share amounts):

Allocated shares	11,285
Unallocated shares	327,275

Total ESOP shares	338,560

Fair value of unallocated shares	$4,003

(17)	Parent Company Only Financial Information

The holding Company’s unconsolidated financial information at December 31, 2014 and for the year ended December 31, 2014 are as follows:

Condensed Balance Sheets

(In thousands)

Assets
Cash	$17,035
Investment in subsidiary	41,317
Other assets	3,307

Total assets	$61,659

Liabilities
Other liabilities	33

Stockholders’ Equity
Stockholders’ equity	61,626

Total liabilities and stockholders’ equity	$61,659

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(17)	Parent Company Only Financial Information, Continued

Condensed Statements of Operations

(In thousands)

Revenues	$51
Expenses	(172)
Income tax benefit	46

Loss before net loss of subsidiary	(75)
Net loss of subsidiary	(2,386)

Net loss	(2,461)

Condensed Statements of Cash Flows

(In thousands)

Cash flows from operating activities:
Net loss	$(2,461)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of subsidiary	2,386
Increase in other assets	(3,307)
Increase in liabilities	33

Net cash used in operating activities	(3,349)
Cash flow from financing activities-
Proceeds from sale of common stock	37,399
Cash flow from investment activities-
Investment to bank subsidiary, net ESOP	(17,015)

Net increase in cash	17,035
Cash at beginning of the year	—

Cash at end of year	$17,035

Supplemental disclosure of cash flow information-Noncash items:
Employee stock option expense	$136