Form 10-K, Exhibit 13
period 2015-12-31
Sunshine Bancorp, Inc.
filed 2016-03-18
CIK 1599891

Exhibit 13

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sunshine Bancorp, Inc.

Plant City, Florida:

We have audited the accompanying consolidated balance sheets of Sunshine Bancorp, Inc. and Subsidiary (the “Company”), as of December 31, 2015 and 2014 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2015 and 2014, and the consolidated results of its operations and their cash flows for years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 18, 2016

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	As of December 31,
	2015	2014
Assets
Cash and due from banks	$13,220	$5,316
Interest-earning deposits with banks	16,523	688
Federal funds sold	29,601	14,475
Cash and cash equivalents	59,344	20,479
Time deposits with banks	4,410	5,880
Securities available for sale	65,944	—
Securities held to maturity (Fair value of $0 and $75,469)	—	75,473
Loans held for sale	790	2,012
Loans, net of allowance for loan losses of $2,511 and $1,726	326,266	108,666
Premises and equipment, net	17,612	6,074
Federal Home Loan Bank stock, at cost	1,597	180
Cash surrender value of bank-owned life insurance	12,122	7,259
Deferred income tax asset	6,426	2,782
Goodwill and other intangibles	10,101	—
Accrued interest receivable	1,048	613
Other real estate owned	32	41
Other assets	1,573	361

Total assets	$507,265	$229,820

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand accounts	$89,114	$34,774
Interest-bearing demand and savings accounts	198,977	92,897
Time deposits	111,020	36,253
Total deposits	399,111	163,924
Federal Home Loan Bank advances	27,500	—
Other Borrowings	1,427	—
Other liabilities	7,833	4,270

Total liabilities	435,871	168,194

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 authorized; none outstanding	—	—
Common stock, $0.01 par value, 50,000,000 shares authorized; issued and outstanding of 5,259,321 and 4,232,000	53	42
Additional paid in capital	52,763	40,766
Retained income	21,846	24,091

Unearned employee stock ownership plan (“ESOP”) shares	(3,160)	(3,273)

Accumulated other comprehensive loss	(108)	—

Total stockholders’ equity	71,394	61,626

Total liabilities and stockholders’ equity	$507,265	$229,820

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,
	2015	2014
Interest income:
Loans	$10,963	$5,452
Securities	683	704
Other	200	122

Total interest income	11,846	6,278

Interest Expense:
Deposits	670	298
Borrowed funds	81	—

Total interest expense	751	298

Net interest income	11,095	5,980
Provision for loan losses	—	2,500

Net interest income after provision for loan losses	11,095	3,480

Noninterest income:
Fees and service charges on deposit accounts	762	591
Gain (loss) on sale of other real estate owned	20	(204)
Mortgage Broker Fees	146	124
Gain on sale of securities	195	—
Income from bank-owned life insurance	331	154
Other	175	91

Total noninterest income	1,629	756

Noninterest expenses:
Salaries and employee benefits	9,633	4,580
Occupancy and equipment	1,441	1,244
Data and item processing services	948	566
Professional fees	776	521
Advertising and promotion	302	76
Stationery and supplies	148	99
Deposit insurance and general insurance	289	180
Merger and acquisition	1,501	—
Other	2,238	1,021

Total noninterest expenses	17,276	8,287

Loss before income taxes	(4,552)	(4,051)
Income tax benefit	(2,321)	(1,590)

Net loss	$(2,231)	$(2,461)
Preferred Stock dividend paid	(14)	—

Net loss available to common stockholders	$(2,245)	$(2,461)

Basic and diluted loss per share	$(0.56)	N/A

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Loss

(In thousands)

	Year Ended December 31,
	2015	2014
Net loss	$(2,231)	$(2,461)
Other comprehensive loss:
Change in unrealized gain on securities:
Unrealized gain (losses) arising during the period	21	—
Reclassification adjustment for realized gains	(195)	—

Net change in unrealized gain	(174)	—
Deferred income tax benefit on above change	66	—

Total other comprehensive income	(108)	—

Comprehensive loss	$(2,339)	$(2,461)

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

(In thousands, except per share amounts)

Year Ended December 31, 2015 and 2014

	Preferred Stock		Common Stock		Additional Paid In Capital	Retained Income	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total Stockholder’s Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2013	—	$—	—	$—	$—	$26,552	$—	$—	$26,552

Net loss						(2,461)			(2,461)

Proceeds from issuance of common stock, net of offering costs of $1,536	—	—	3,893,440	39	37,360				37,399

Employee Stock Ownership Plan allocation to participants	—	—	—	—	23		113		136

Issuance of common stock for Employee Stock Ownership Plan	—	—	338,560	3	3,383		(3,386)		—

Balance, December 31, 2014	—	$—	$4,232,000	$42	$40,766	$24,091	$(3,273)	$—	$61,626

Balance, December 31, 2014	—	$—	4,232,000	$42	$40,766	$24,091	$(3,273)	$—	$61,626
Net loss						(2,231)			(2,231)
Dividends paid on preferred stock						(14)			(14)
Preferred stock exchanged	5,700	5,700							5,700
Preferred stock redeemed	(5,700)	(5,700)							(5,700)
Proceeds from issuance of common stock, net of offering costs of $821			875,000	9	11,350				11,359
Issuance of common stock under share-based awards plan and Stock-based compensation expense			152,321	2	589				591
Employee Stock Ownership Plan allocation to participants					58		113		171
Net change in unrealized loss on Securities available for sale, net of taxes								(108)	(108)

Balance, December 31, 2015	—	$—	5,259,321	$53	$52,763	$21,846	$(3,160)	$(108)	$71,394

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2015	2014
Cash flows from operating activities:
Net loss	$(2,231)	$(2,461)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	620	547
Provisions for loan losses	—	2,500
Amortization of premiums and discounts on securities, net	337	270
Gain on sale of loans held for sale	(16)	—
Proceeds from the sale of loans held for sale	1,967	1,593
Loans originated as held for sale	(729)	(183)
Amortization of deferred loan fees and costs, net	(119)	(24)
Income from bank-owned life insurance, net	(278)	(120)
(Gain) loss on sale of other real estate owned	(20)	204
Gain on sale of securities available for sale	(195)	—
Decrease (increase) in accrued interest receivable	250	(32)
Decrease in Other intangible assets	54	—
Increase in deferred tax assets	(1,483)	(1,492)
(Increase) decrease in other assets	(1,114)	50
Stock options and restricted stock compensation expense	591	—
Employee Stock Ownership Plan compensation expense	171	136
Increase in other liabilities	2,834	1,272

Net cash provided by operating activities	639	2,260

Cash flows from investing activities:
Maturities of time deposits with banks	1,470	3,648
Purchases of securities held to maturity	—	(30,273)
Maturities of securities held to maturity	5,000	2,000
Principle repayment of securities held to maturity	800	966
Proceeds from sale of securities available for sale	60,369	—
Purchases of securities available for sale	(23,507)	—
Calls and maturities of securities available for sale	8,000	—
Principle repayment of securities available for sale	2,923	—
Net increase in loans	(38,073)	(3,301)
Proceeds from sale of other real estate owned	61	1,177
Purchases of premises and equipment, net	(3,431)	(493)
Purchase of bank owned life insurance	—	(3,050)
Redemption of Federal Home Loan Bank stock	123	57
Business acquisitions, net of cash received	15,424	—

Net cash provided by (used in) investing activities	29,159	(29,269)

Cash flows from financing activities:
Net increase (decrease) in deposits	9,260	(965)
Net decrease in Federal Home Loan Bank Advances	(3,980)	—
Net decrease in other borrowings	(1,858)	—
Redemption in Preferred Stock	(5,700)	—
Payment of Dividend to Preferred Stock	(14)	—
Net proceeds received from stock issuance	11,359	37,399

Net cash provided by financing activities	9,067	36,434

Increase in cash and cash equivalents	38,865	9,425
Cash and cash equivalents at beginning of year	20,479	11,054

Cash and cash equivalents at end of year	$59,344	$20,479

Supplemental disclosure of cash flow information:
Cash paid during the period for-Interest	$716	$159

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2015	2014
Noncash transaction
Accumulated other comprehensive loss, net change in unrealized loss on securities available for sale, net of taxes	$(108)	—

Securities held to maturity transferred to available for sale	$69,665	—

Transfer from loans to loans held for sale	$—	3,422

Noncash assets acquired and liabilities assumed:
Securities available for sale	$44,372	—

Loans	$179,408	—

Premises and equipment	$8,727	—

Federal Home Loan Bank stock	$1,540	—

Cash surrender value of bank-owned life insurance	$4,585	—

Deferred income taxes	$2,095	—

Goodwill	$9,500	—

Core Deposit Intangible	$655	—

Accrued interest	$685	—

Other Real Estate Owned	$32	—

Other assets	$98	—

Deposits	$225,927	—

Federal Home Loan Bank advances	$31,480	—

Other borrowings	$3,285	—

Other liabilities	$729	—

Preferred Stock	$5,700	—

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015 and 2014 and the Years Then Ended

(1)	Organization and Significant Accounting Policies

Organization. Sunshine Bancorp, Inc. (the “Holding Company”) was formed on March 7, 2014 to serve as the savings and loan holding company for Sunshine Bank, a federal savings bank (the “Bank”). Collectively, the Bank and the Holding Company are referred to as the “Company.” Sunshine Bancorp, Inc. was incorporated as a Maryland corporation and owns all of the outstanding shares of common stock of Sunshine Bank as a result of the conversion from mutual to stock form of Sunshine Bank on July 14, 2014. Also on July 14, 2014, Sunshine Bancorp completed its initial public offering of common stock. In the offering, Sunshine Bancorp sold a total of 4,232,000 shares of its common stock for an aggregate of $42.3 million in gross offering proceeds. Sunshine Bancorp has not engaged in any business to date other than owning the common stock of Sunshine Bank. At December 31, 2015, the Company had total consolidated assets of $507.3 million, total deposits of $399.1 million and total stockholders’ equity of $71.4 million. Our common stock is traded on the NASDAQ Capital Market under the symbol “SBCP.”

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

The Bank operations are conducted from the main banking office in Plant City, Florida and eleven additional full service banking offices located in Brandon, Riverview, Lakeland, Zephyrhills, Bartow, Plant City, Sarasota, Bradenton, Winter Haven, Tampa, and Orlando, Florida. The Bank’s deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”).

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

Use of Estimates. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred income taxes, and the estimated fair value of the tangible assets and identifiable assets acquired, and liabilities and equity assumed.

Acquisition Method of Accounting. The Company accounts for acquisitions using the acquisition method of accounting. The acquisition method of accounting requires the Company to estimate the fair value of the tangible assets and identifiable assets acquired, and liabilities and equity assumed. The estimated fair values are based on available information and current economic conditions at the date of acquisition. Fair value may be obtained from independent appraisers, discounted cash flow present value techniques, management valuation models, quoted prices on national markets or quoted market prices from brokers. These fair value estimates will affect future earnings through the disposition or amortization of the underlying assets and liabilities.

Accounting for business combination under GAAP acquisition method prohibits “carrying over” valuation allowances, such as the allowance for loan losses. Uncertainties relating to the expected future cash flows is reflected in the fair value measurement of the acquired loans and reflected in the purchase price. The Bank will establish loan loss allowances for the acquired loans in periods after the acquisition, but only for losses incurred on these loans due to credit deterioration after acquisition.

Purchased Credit-Impaired Loans. As a part of the business acquisition, the Company acquired loans, some of which have shown evidence of credit deterioration since origination. These purchased credit-impaired (“PCI”) loans were determined to be credit impaired based on borrower payment history, past due status, loan credit grading, value of underlying collateral and other factors that affect the collectability of contractual cash flows. Under GAAP, purchasers are permitted to individually evaluate or collectively aggregate PCI loans into pools. PCI loans acquired in the same fiscal quarter may be assembled into one or more pools with common risk characteristics. Once pooled, a single composite interest rate is used to determine aggregate expected cash flows for the pool.

As a result of the Company’s recent acquisition, the Company individually evaluated three PCI loans. These acquired loans were recorded on the acquisition date at fair value. The Company estimates the amount and timing of expected cash flows for each individually analyzed loan. Estimated cash flows in excess of the amount paid is recorded as interest income over the remaining life of the loan.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

On a quarterly basis, the Company will update the amount of loan principal and interest cash flows expected to be collected, incorporating assumptions regarding default rates, loss severities, the amounts and timing of prepayments and other factors that are reflective of current market conditions. Probable decreases in expected loan principal cash flows trigger the recognition of impairment, which is then measured as the present value of the expected principal loss plus any related foregone interest cash flows discounted at the loan’s effective interest rate. Impairments that occur after the acquisition date are recognized through the allowance for loan losses. Probable and significant increases in expected cash flows would first reverse any previously recorded allowance for loan losses; any remaining increases are recognized prospectively as interest income. The impacts of (i) prepayments, (ii) changes in variable interest rates, and (iii) any other changes in the timing of expected cash flows are recognized prospectively as adjustments to interest income. Disposals of loans, which may include sales of loans, receipt of payments in full by the borrower, or foreclosure, result in removal of the loan from the PCI portfolio.

Goodwill and Core Deposit Intangible. Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired in the acquisition. GAAP requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. There can be no assurance that future goodwill impairment tests will not result in a charge to income. Core deposit intangibles (“CDI”) are initially measured at fair value and then amortized over ten years on an accelerated basis using projected decay rates of the underlying core deposits. The principal factors considered when valuing the CDI consist of the following: (1) the rate and maturity structure of the interest bearing liabilities, (2) estimated retention rates for each deposit liability category, (3) the current interest rate environment and (4) estimated noninterest income potential of the acquired relationship. The CDI is evaluated periodically for impairment.

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits with banks and federal funds sold, all of which have original maturities of ninety days or less.

The Bank is required under Federal Reserve Board regulations to maintain cash reserves, generally consisting of deposits with the Federal Reserve Bank, of cash or noninterest-earning accounts with qualifying banks, against its transaction accounts. At December 31, 2015 and 2014, the Bank’s cash reserve requirements were $6,348,000 and $1,883,000, respectively.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Organization and Significant Accounting Policies, Continued

Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in operations. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are excluded from operations and reported in accumulated other comprehensive loss. Gains and losses on the sale of available-for-sale securities are recorded on the trade date determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

Loans Held for Sale. Loans held for sale includes loans originated which are intended for sale in the secondary market and substandard loans transferred to loans held for sale and are carried at the lower of book value or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. At December 31, 2014, the book value of loans held for sale exceeded fair value in the aggregate and were charged down to the fair value.

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

The accrual of interest on all portfolio classes, including troubled debt restructurings, is discontinued at the time the loan is more than ninety days delinquent unless the loan is well collateralized and in process of collection. Nonaccrual loans are reviewed for charge-off if more than ninety-days past due, except for residential loans and consumer loans. Residential loans are reviewed at 180 days and consumer loans are reviewed at 120 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered unlikely.

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

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Organization and Significant Accounting Policies, Continued

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. There were no changes in the Bank’s accounting policies or methodology related to the allowance for loan losses during the years ended December 31, 2015 or 2014.

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

The historical loss component of the allowance is determined by losses recognized by portfolio segment over the preceding eight quarters. This is supplemented by the risks for each portfolio segment. Risk factors impacting loans in each of the portfolio segments include broad deterioration of property values, reduced consumer and business spending as a result of unemployment and reduced credit availability and lack of confidence in the economy. The historical experience is adjusted for the following qualitative factors: (a) the existence and effect of any concentrations of credit and changes in the level of such concentrations; (b) changes in national, regional and local economic conditions that affect the collectability of the loan portfolio; (c) changes in levels or trends in charge-offs and recoveries; (d) changes in the volume and severity of past due loans, nonaccrual loans or loans classified special mention, substandard, doubtful or loss; (e) changes in the nature and volume of the loan portfolio and terms of loans; (f) changes in lending policies and procedures, risk selection and underwriting standards; (g) changes in the experience, ability and depth of lending management and other relevant staff; (h) quality of loan review; (i) the effect of other external factors, trends or uncertainties that could affect management’s estimate of probable losses, such as competition and industry conditions.

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

Uncertain tax positions are recognized if it is more likely than not that the tax position will be realized or sustained upon examination including resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. As of December 31, 2015, management is not aware of any uncertain tax positions that would have a material effect on the Company’s consolidated financial statements.

The Company recognizes interest and penalties on income taxes as a component of income taxes.

Premises and Equipment. Land is stated at cost. Buildings and improvements and furniture and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives of the assets. Estimate useful lives for building and improvements is forty years; for furniture and equipment from three to ten years; leasehold improvements are amortized over the lease term.

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

The following describes valuation methodologies used for assets and liabilities measured at fair value:

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

Other Real Estate Owned. Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company’s senior lending officers related to values of properties in the Company’s market areas. These officers take into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, the fair values estimates for other real estate owned are classified as Level 3.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Organization and Significant Accounting Policies, Continued

Assets Acquired and Liabilities Assumed. The estimated fair values of the investment securities classified as available for sale were calculated utilizing Level 2 inputs. The prices for these instruments are based upon sales of the securities shortly after the acquisition date. The Company reviewed the data and assumptions used in pricing the securities by its third party provider to ensure the highest level of significant inputs are derived from market observable data.

Level 3 inputs were utilized to value the acquired loan portfolio and included the use of present value techniques employing cash flow estimates and the incorporated assumptions that marketplace participants would use in estimating fair values. In instances where reliable market information was not available, the Company used its own assumptions in an effort to determine reasonable fair value adjustments required under GAAP.

Core deposit premium represents the value assigned to demand, interest checking, money market and savings accounts assumed as part of an acquisition. The core deposit premium value represents the future economic benefit and was valued utilizing Level 3 inputs.

Certificates of deposit (time deposits) are not considered to be core deposits as they are assumed to have a low expected average life upon acquisition. The fair value of certificates of deposits represents the present value of the certificates’ expected contractual payments discounted by market rates for similar CDs and is valued utilizing Level 3 inputs.

The estimated fair values of the borrowings were calculated utilizing Level 3 inputs. The prices for these instruments are based upon the termination costs of the borrowings shortly after the acquisition date.

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

Securities. Fair values for securities are based on quoted market prices for identical or similar securities.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

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

FHLB Advances. The fair values for FHLB advances is estimated using current rates available to the Company for borrowings with similar terms and remaining time to maturity.

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

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Organization and Significant Accounting Policies, Continued

Comprehensive Loss. GAAP generally require that recognized revenue, expenses, gains and losses be included in operations. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items along with net loss, are components of comprehensive loss.

Share-Based Compensation. The Company has an equity-based compensation plan that provide for the granting of stock options (incentive and nonqualified) and restricted stock to selected employees and directors. The Company recognizes all share-based payments to employees in the consolidated statement of operations based on their fair values. The fair value of such equity instruments is recognized as an expense in the historical financial statements over the service period. The Company uses the Black-Scholes Model to estimate the fair value of each option on the date of grant. The Company grants stock options to employees with an exercise price equal to the fair value of the shares at the date of grant. The fair value of restricted stock is equivalent to the fair value on the date of grant and is amortized over the vesting period.

Earnings (Loss) per Share. Basic earnings (loss) per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per share includes additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares relate to outstanding stock options determined using the treasury stock method.

Recent Accounting Standards Update.

During February 2016, the FASB issued new guidance related to Leases. The new guidance requires lessees to recognize assets and liabilities related to certain operating leases on the balance sheet. The new guidance also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. This guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact on its consolidated financial statements.

During January 2016, the FASB issued new guidance related to Financial Instruments. The new guidance requires equity investments to be measured at fair value with changes in fair value recognized in net income, excluding equity investments that are consolidated or accounted for under the equity method of accounting. This guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The adoption of this guidance is not expected to be material to the consolidated financial statements.

During September 2015, the FASB issued new guidance related to Business Combinations. The new guidance requires acquirers to recognize adjustments to provisional amounts (that are identified during the measurement period) in the reporting period in which the adjustment amounts are determined. The new guidance also requires such amounts to be disclosed in the consolidated financial statements. The adoption of this guidance is not expected to be material to the consolidated financial statements.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

During April 2015, the FASB issued new guidance related to Debt Issuance Costs. The new guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This guidance is effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. The adoption of this guidance is not expected to be material to the consolidated financial statements.

Reclassifications. Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 presentation.

2)	Business Combinations

Agreement to Acquire Certain Assets and Liabilities of First Federal Bank of Florida. On November 13, 2015, pursuant to a purchase and assumption agreement signed July 16, 2015, the Bank assumed the deposits and certain loans from two branch offices of First Federal Bank of Florida in Manatee county. The branch offices are located in Bradenton and Sarasota, Florida. The purchase and assumption added $47.0 million in deposits and $7.9 million in loans. Sunshine Bank also purchased the real estate and some selected fixed assets associated with the branches. The Company acquired these assets and liabilities to expand its market presence to Sarasota and Manatee Counties, Florida and to capitalize on the demographically attractive I-75 corridor between Tampa and Sarasota, Fl. The Company incurred approximately $171,000 in merger and acquisition related expenses.

Agreement to Acquire Community Southern Holdings, Inc. On June 30, 2015, the Company acquired 100% of the outstanding common shares of Community Southern Holdings, Inc. for cash of $30.3 million, through an Agreement and Plan of Merger (the “Merger”). Community Southern Holdings, Inc. was merged into the Company and Community Southern Bank was merged into the Bank. The Company acquired $250.4 million in assets and assumed $214.4 million in liabilities and stockholders’ equity and exchanged $5.7 million in preferred stock to the U.S. Treasury as part of its Small Business Lending Fund. The exchanged shares were subsequently redeemed on September 30, 2015 at their par value of $5.7 million. The Company acquired these assets and liabilities to expand its market presence to Polk and Orange Counties, Florida and to strengthen its position along the demographically attractive I-4 corridor. The Company incurred approximately $1.3 million in merger and acquisition related expenses.

The following table summarizes the fair value of assets acquired, liabilities assumed and stockholders’ equity exchanged on the date of acquisition and for the year ended December 31, 2015 in total.

	Community Southern Holdings, Inc.	First Federal Branch Acquisition	Total
Cash and cash equivalents	$10,183	$38,165	$48,348
Securities available for sale	44,372	—	44,372
Loans	171,476	7,932	179,408
Premises and equipment	6,097	2,630	8,727
Federal Home Loan Bank stock	1,540	—	1,540
Bank owned life insurance	4,585	—	4,585
Deferred tax asset	2,095	—	2,095
Goodwill	8,662	838	9,500
Core deposit intangible	588	67	655
Accrued interest receivable	685	—	685
Other real estate owned	32	—	32
Other assets	82	16	98

Total assets acquired	$250,397	$49,648	$300,045
Deposits	178,912	47,015	225,927
Federal Home Loan Bank advances	31,480	—	31,480
Other borrowings	3,285	—	3,285
Other liabilities	726	3	729
Preferred Stock	5,700	—	5,700

Total liabilities assumed	220,103	47,018	267,121

Net assets acquired	$30,294	$2,630	$32,924

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2)	Business Combinations, Continued

Results of operations for Community Southern Holdings, Inc. prior to the acquisition date are not included in the Consolidated Statement of Operations for the years ended December 31, 2014 and 2015. The following table presents financial information regarding the former Community Southern Holdings, Inc. operations excluded from the Consolidated Statement of Operations prior to the date of acquisition:

Actual from January 1, 2015 Through June 30, 2015 (Unaudited) (in thousands)
Net interest income	$3,642

Noninterest income	$331

Net loss	$(1,470)

The following table presents unaudited pro forma information as if the acquisition of Community Southern Holdings, Inc. had occurred on January 1, 2015.

	Unaudited pro forma information For the year ended,
	2015	2014
	(in thousands, except per share data)
Net interest income	$14,417	$10,379

Noninterest income	$1,960	$1,330

Net (Loss) income	$(3,873)	$1,452

Pro forma Loss per share-Basic and Diluted	$(0.90)	N/A

The tables above have been prepared for comparative purposes only and are not necessarily indicative of the actual results that would have been attained had the acquisition occurred as of the beginning of the periods presented, nor is it indicative of future results. Furthermore, the unaudited pro forma information does not reflect the Company’s estimate of any revenue-enhancing opportunities nor anticipated cost savings as a result of the integration and consolidation of the acquisition.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Goodwill and Other Intangible Assets

Goodwill and Core Deposit Intangible (“CDI”) at December 31, 2015 was $9,500,000 and $602,000 respectively.

The future expected amortization of CDI with determinable useful lives as of December 31, 2015 are as follows (in thousands):

Year Ending December 31,	Amount
2016	$114
2017	102
2018	90
2019	78
2020	66
Thereafter	152

$602

(4)	Securities

Securities have been classified according to management intent. On March 19, 2015 management transferred all securities classified as held to maturity to available for sale at an estimated fair market value of $69.7 million. The transfer was performed to enhance the interest rate risk position of the Bank and provide liquidity for future loan growth. As a result of the transfer, the Bank is precluded from classifying securities as held to maturity until March 2017. The amortized cost and fair values of securities are as follows (in thousands):

Securities Available for Sale:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
December 31, 2015:
Federal Home Loan Bank obligations	$15,074	6	(6)	$15,074
U.S. Government enterprise and agency obligations	14,037	7	(37)	14,007
Agency Mortgage-backed securities	37,007	—	(144)	36,863

Total	$66,118	13	(187)	$65,944

Securities held for maturity:
December 31, 2014:
U.S. Treasury securities	$5,025	5	—	$5,030
Federal Home Loan Bank obligations	23,269	24	(50)	23,243
U.S. Government enterprise and agency obligations	29,799	84	(85)	29,798
Agency Mortgage-backed securities	17,380	19	(1)	17,398

Total	$75,473	132	(136)	$75,469

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4)	Securities, continued

The amortized cost and fair value of securities at December 31, 2015, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities due to call or prepayment rights. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

	Securities Available for sale
	Amortized Cost	Fair Value
Due in one year or less	$10,069	$10,071
Due from one year to five years	19,042	19,010
Agency Mortgage-backed securities	37,007	36,863

	$66,118	$65,944

The Company pledged securities with a fair market value of approximately $22.1 million at December 31, 2015 and $25.6 million at December 31, 2014 to secure public funds and other borrowings.

Securities available for sale sold during the year ended December 31, 2015, are summarized as follows (in thousands):

Proceeds received from sale	$60,369

Gross Gains on sale	$195

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4)	Securities, Continued

Securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

	Less Than Twelve Months		More than Twelve Months
	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value
Securities Available for sale:
At December 31, 2015:
Federal Home Loan Bank obligations	$(6)	$6,018	$—	$—
U.S Government enterprise and agency obligations	(37)	12,000	—	—
Agency Mortgage-backed securities	(144)	36,863	—	—

Totals	$(187)	$54,881	$—	$—

Securities held for maturity:
At December 31, 2014:
Federal Home Loan Bank obligations	$(13)	$7,055	$(37)	$3,995
U.S Government enterprise and agency obligations	(50)	14,957	(35)	4,001
Agency Mortgage-backed securities	(1)	1,964	—	—

Totals	$(64)	$23,976	$(72)	$7,996

At December 31, 2015 there were twenty-four securities in a loss position. In considering the credit quality of the issuers, the nature and cause of the unrealized loss, the severity and length of time in an unrealized loss position, and other factors, it is expected that the securities would not be settled at a price less than the par value of the investments. Management determined that the decline in fair value is attributable to fluctuations in interest rates and other market conditions and not a deterioration of the credit quality of the issuers. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Loans

The portfolio segments and classes of loans are as follows (in thousands):

	At December 31,
	2015	2014
Real estate loans:
One-to-four-family residential	$68,169	$51,960
Commercial real estate and multi-family	192,568	32,665
Construction and land	17,570	7,075
Home equity	6,623	645

Total real estate loans	284,930	92,345

Commercial loans	41,417	16,773
Consumer loans	2,726	1,398

Total loans	329,073	110,516

Deduct:
Deferred loan fees, net	(296)	(124)
Allowance for loan losses	(2,511)	(1,726)

Loans, net	$326,266	$108,666

The Company has divided the loan portfolio into three portfolio segments, each with different risk characteristics and methodologies for assessing risk. All loans are underwritten in accordance with policies set forth and approved by the Company’s Board of Directors. The portfolio segments identified by the Company are as follows:

Real Estate Loans. Real estate loans are typically segmented into four classes: one-to four-family residential, commercial and multi-family, construction and land, and home equity.

One-to four-family residential real estate loans are underwritten based on the borrower’s repayment capacity and source, value of the underlying property, credit history and stability.

Commercial real estate and multifamily loans are secured by the subject property and are underwritten based on loan to value limits, cash flow coverage and general creditworthiness of the obligors. These loans are generally considered to have more credit risk than traditional one-to four-family residential loans because these loans tend to involve larger loan balances and their repayment is typically dependent upon the successful operation and management of the underlying real estate.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Loans, Continued

Construction and Land loans are to finance the construction of owner-occupied and lease properties. These loans are categorized as construction loans during the construction period, later converting to commercial or one-to four-family residential loans after the construction is complete and amortization of the loan begins. Real estate development and construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Construction loan funds are disbursed periodically based on the percentage of construction or development completed. The Company carefully monitors these loans with on-site inspections and requires the receipt of lien waivers on funds advanced. Construction and land loans are typically secured by the properties under development or construction, and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely on the value of the underlying property, the Company considers the market conditions and feasibility of proposed projects, the financial condition and reputation of the borrower and guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. The Company also makes loans on occasion for the purchase of land for future development by the borrower. Land loans are extended for the future development for either commercial or residential use by the borrower. The Company carefully analyzes the intended use of the property and the viability thereof.

Home Equity Loans. Home equity loans consists of either revolving line of credit, term, or second mortgage loans secured by one-to-four residential real estate. These loans have similar risk characteristics to one-to-four family loans and are secured by a first or second mortgage on the borrower’s principal residence or their second/vacation home (excluding investment/rental property). There are minimum credit score standards, maximum debt to income ratios and credit requirements on each Home equity product. Home equity lines of credit are variable rate based on an index of Wall Street Journal prime rate with a margin.

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

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Loans, Continued

An analysis of the change in the allowance for loan losses follows (in thousands):

	Real Estate Loans	Commercial Loans	Consumer Loans	Unallocated	Total
Year Ended December 31, 2015:
Beginning balance	$1,409	$308	$9	$—	$1,726
Provision (credit) for loan losses	(185)	(382)	16	551	—
Charge-offs	(1)	(9)	(4)	—	(14)
Recoveries	131	666	2	—	799

Ending balance	$1,354	$583	$23	$551	$2,511

Individually evaluated for impairment:
Recorded investment	$1,527	539	—	—	$2,066

Balance in allowance for loan losses	$39	9	—	—	$48

Collectively evaluated for impairment:
Recorded investment	$282,760	40,820	2,726	—	$326,306

Balance in allowance for loan losses	$1,315	574	23	551	$2,463

Acquired with deteriorated credit quality
Recorded Investment	$643	58	—	—	$701

Balance in allowance for loan losses	$—	—	—	—	$—

Year Ended December 31, 2014:
Beginning balance	$1,417	$208	$10	$83	$1,718
Provision (credit) for loan losses	1,333	1,245	5	(83)	2,500
Charge-offs	(1,362)	(1,213)	(16)	—	(2,591)
Recoveries	21	68	10	—	99

Ending balance	$1,409	$308	$9	$—	$1,726

Individually evaluated for impairment:
Recorded investment	$4,028	768	—	—	$4,796

Balance in allowance for loan losses	$301	9	—	—	$310

Collectively evaluated for impairment:
Recorded investment	$88,317	16,005	1,398	—	$105,720

Balance in allowance for loan losses	$1,108	299	9	—	$1,416

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Loans, Continued

The following summarizes the loan credit quality (in thousands):

	Real Estate Loans
	One-to	Commercial	Construction
	Four-Family	Real Estate/	and	Home
	Residential	Multi Family	Land	Equity	Commercial	Consumer	Total
Credit Risk Profile by Internally Assigned Grade:
At December 31, 2015:
Grade:
Pass	$66,271	189,979	16,705	6,241	38,375	2,726	320,297
Special mention	972	1,066	707	382	70	—	3,197
Substandard	926	1,523	158	—	2,972	—	5,579

Total	$68,169	192,568	17,570	6,623	41,417	2,726	329,073

At December 31, 2014:
Grade:
Pass	$51,644	31,883	6,864	645	15,788	1,398	108,222
Special mention	316	413	211	—	94	—	1,034
Substandard	—	369	—	—	891	—	1,260

Total	$51,960	32,665	7,075	645	16,773	1,398	110,516

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The Company analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Company for further deterioration or improvement to determine if they are appropriately classified and whether there is any impairment. All loans are graded upon initial issuance. Further, commercial, multi-family and commercial real estate loans are generally reviewed periodically to determine the appropriate loan grading. In addition, during the renewal process of any loan, as well as if a loan becomes past due, the Company will determine the appropriate loan grade.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Loans, Continued

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

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Loans, Continued

Age analysis of past-due loans is as follows (in thousands):

	Accruing Loans
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater Past Due	Total Past Due	Current	Nonaccrual Loans	Total Loans
At December 31, 2015:
Real estate mortgage loans:
One-to-four family residential	$255	13	—	268	67,861	40	$68,169
Commercial Real Estate and Multifamily	355	—	—	355	191,660	553	192,568
Construction and Land	192	—	—	192	17,220	158	17,570
Home Equity	11	—	—	11	6,612	—	6,623
Commercial loans	193	—	—	193	41,224	—	41,417
Consumer loans	—	—	—	—	2,726	—	$2,726

Total	$1,006	$13	$—	$1,019	$327,303	$751	$329,073

At December 31, 2014:
Real estate mortgage loans:
One-to-four family residential	$59	—	—	59	51,901	—	$51,960
Commercial Real Estate and Multifamily	—	—	—	—	32,541	124	32,665
Construction and Land	—	—	—	—	7,075	—	7,075
Home Equity	—	—	—	—	645	—	645
Commercial loans	167	—	—	167	15,838	768	16,773
Consumer loans	2	—	—	2	1,396	—	1,398

Total	$228	$—	$—	$228	$109,396	$892	$110,516

The following summarizes the amount of impaired loans (in thousands):

	With No Related Allowance Recorded		With an Allowance Recorded			Total
	Recorded Investment	Unpaid Principal Balance	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
December 31,2015:
Real estate mortgage loans:
One-to four-family residential	$—	$—	$460	$460	$39	$460	$460	$39
Commercial and Multifamily	909	1,849	—	—	—	909	1,849	—
Construction and Land	158	164	—	—	—	158	164	—
Commercial loans	452	482	87	92	9	539	574	9

	$1,519	$2,495	$547	$552	$48	$2,066	$3,047	$48

December 31, 2014:
Real estate mortgage loans:
One-to four-family residential	$—	$—	$123	$140	$12	$123	$140	$12
Commercial	504	1,231	3,401	3,401	289	3,905	4,632	289
Commercial loans	664	750	104	107	9	768	857	9

	$1,168	$1,981	$3,628	$3,648	$310	$4,796	$5,629	$310

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Loans, Continued

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows (in thousands):

	Average	Interest	Interest
	Recorded	Income	Income
	Investment	Recognized	Received
For the year ended December 31, 2015:
Real estate mortgage loans:
One-to four-family residential	$289	$18	$16
Commercial and Multifamily	1,317	115	135
Construction and Land	119	—	12
Commercial loans	578	28	39

	$2,303	$161	$202

For the year ended December 31, 2014:
Real estate mortgage loans:
One-to four-family residential	$1,552	$34	$66
Commercial and Multifamily	4,841	301	339
Construction and Land	102	—	2
Commercial loans	725	—	33

	$7,220	$335	$440

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Loans, Continued

Troubled Debt Restructurings (“TDR’s”) entered into during the years ended December 31, 2015 and 2014 are as follows (dollars in thousands):

	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Year Ended December 31, 2015
One-to four-family residential loans - Modified interest rate and amortization	1	328	328

Year Ended December 31, 2014:
Commercial loans-Modified interest rate and amortization	6	740	116

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

There were no TDRs entered during the years ended December 31, 2014 or December 31, 2015 that subsequently defaulted.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5)	Loans, Continued

The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in Hillsborough, Polk, Manatee, Orange, and Pasco Counties, Florida. Therefore, the Company’s exposure to credit risk could be significantly affected by changes in the economy and real estate market in these market areas.

(6)	Purchased Credit Impaired Loans (“PCI”)

The carrying amounts as of the acquisition date of PCI loans acquired are detailed in the following table (in thousands):

During the Year Ended December 31, 2015
Contractually required principal and interest at acquisition	$1,272
Nonaccretable difference	(404)

Cash flows expected to be collected at acquisition	868
Accretable yield adjustment	(128)

Total carrying amount of PCI loans	$740

The carrying amounts as of PCI loans at December 31, 2015 was $701,000.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7)	Premises and Equipment

Premises and equipment are summarized as follows (in thousands):

	At December 31,
	2015	2014
Land	$4,971	$2,461
Buildings and improvements	13,286	6,158
Furniture and equipment	5,604	3,108

Total, at cost	23,861	11,727
Less accumulated depreciation and amortization	(6,249)	(5,653)

Premises and equipment, net	$17,612	$6,074

(8)	Deposits

The following is a summary of deposits at December 31, 2015 and 2014:

	At December 31,
	2015	2014
Noninterest-bearing demand	$89,114	$34,774
Interest-bearing demand	64,984	32,589
Money Market	100,348	35,208
Savings	33,645	25,100
Time under $100	39,543	23,920
Time of $100 or more	71,477	12,333

Total deposits	$399,111	$163,924

Brokered deposits totaled $19.4 million at December 31, 2015. The brokered deposits included $8.3 million in reciprocal brokered deposits. There were no brokered deposits outstanding as of December 31, 2014.

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $71.5 million and $12.3 million at December 31, 2015 and 2014, respectively. Deposits in excess of $250,000 are not insured by the FDIC.

At December 31, 2015, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,	Amount
2016	$90,606
2017	14,130
2018	5,328
2019	708
2020	248

$111,020

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9)	Federal Home Loan Bank Advances

There were no Federal Home Loan Bank Advances (“FHLB”) advances as of December 31, 2014. A summary of FHLB advances at December 31, 2015 is presented below ($ in thousands).

Maturing in the Year Ending December 31,	Advance Type	Interest Rate	Amount
2016	Fixed Rate	0.32%	$7,500
2016	Fixed Rate	0.37%	$20,000

			$27,500

At December 31, 2015, the Company had total credit availability of approximately $60.8 million with the FHLB. Advances are secured by a blanket lien on certain loans and the Company’s FHLB stock. Pursuant to the collateral agreement, borrowing capacity is determined by the amount of qualifying collateral pledged. As of December 31, 2015 the Company had qualifying collateral pledged of $86.9 million in loans and FHLB stock of $1.6 million.

(10)	Other Borrowings

The Company enters into sweep agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. At December 31, 2015, the outstanding balance of such borrowings totaled $1.4 million. The company pledged securities with a market value of $4.0 million as collateral for these agreements. There were no sweep agreements at December 31, 2014.

(11)	Available Other Borrowings

At December 31, 2015 and 2014, the Company also has lines of credit at three financial institutions that would allow the Company to borrow up to $25.5 million and $6.0 million, respectively. Neither credit line was drawn upon at December 31, 2015 or 2014.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(12)	Fair Value Measurements

There were no securities available for sale at December 31, 2014. Securities available for sale measured at fair value on a recurring basis at December 31, 2015 are summarized below (in thousands):

	Fair Value	Level1	Level2	Level3
Federal Home Loan Bank obligations	15,074	—	15,074	—
U.S. Government enterprise and agency obligations	14,007	—	14,007	—
Mortgage-backed securities	36,863	—	36,863	—

Total	$65,944	—	65,944	—

During the year ended December 31, 2015, no securities were transferred in or out of Level 1, Level 2, or Level 3.

Other real estate owned which is measured at fair value on a nonrecurring basis is summarized below (in thousands):

	Fair Value	Level 1	Level 2	Level 3	Total Losses	Losses Recorded During the Year
At December 31, 2015:
Other real estate owned	$32	—	—	32	—	—

At December 31, 2014:
Other real estate owned	$41	—	—	41	—	—

Impaired collateral-dependent loans are carried at the lower of carrying value or fair value. Those impaired collateral-dependent loans which are measured at fair value or a nonrecurring basis are as follows (in thousands):

	Fair Value	Level 1	Level 2	Level 3	Total Losses	Losses Recorded During the Year
At December 31, 2015:
Commercial and Multifamily	450	—	—	450	645	—
Commercial	452	—	—	452	72	—

Total	$902	—	—	902	717	—

At December 31, 2014:
Commercial and Multifamily	504	—	—	504	645	—
Commercial	94	—	—	94	74	2

Total	$598	—	—	598	719	2

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(12)	Fair Value Measurements, continued

Acquired assets, assumed liabilities and stockholders’ equity exchanged measured at fair value on an on recurring bases are as follows (in thousands):

	For the Year Ended December 31, 2015					Losses Recorded
	Fair Value	Level 1	Level 2	Level 3	Total Losses	During the Year
Securities available for sale	$44,372	—	44,372	—	—	—

Loans, net of discount	$179,408	—	—	179,408	—	—

Premises and equipment	$8,727	—	—	8,727	—	—

Federal Home Loan Bank Stock	$1,540	—	—	1,540	—	—

Cash surrender value of bank owned life insurance	$4,585	—	—	4,585	—	—

Deferred income taxes	$2,095	—	—	2,095	—	—

Goodwill	$9,500	—	—	9,500	—	—

Core deposit intangible	$655	—	—	655	—	—

Accrued interest	$685	—	—	685	—	—

Other assets	$130	—	—	130	—	—

Deposits	$225,927	—	—	225,927	—	—

FHLB Advances	$31,480	—	—	31,480	—	—

Other borrowings	$3,285	—	—	3,285	—	—

Other liabilities	$729	—	—	729	—	—

Preferred Stock	$5,700	—	—	5,700	—	—

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(13)	Off-Balance-Sheet Financial Instruments

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

Standby letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party and to support public and private borrowing arrangements. Generally letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company may hold collateral supporting these commitments, and at December 31, 2015 such collateral amounted to approximately $188,000.

Commitments to extend credit and standby letters of credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments, with off-balance-sheet risk at December 31, 2015 follows (in thousands):

Contract
Amount
Unused lines of credit	$44,671

Commitments to extend credit	$23,297

Standby letters of credit	$732

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(14)	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31, 2015		At December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$59,344	59,344	20,479	20,479
Time deposits with banks (Level 1)	4,410	4,410	5,880	5,880
Securities available for sale (Level 2)	65,944	65,944	—	—
Securities held to maturity (Level 2)	—	—	75,473	75,469
Loans held for sale (Level 3)	790	806	2,012	2,028
Loans (Level 3)	326,266	330,801	108,666	113,807
Federal Home Loan Bank stock (Level 3)	1,597	1,597	180	180
Accrued interest receivable (Level 3)	1,048	1,048	613	613
Financial liabilities:
Deposits (Level 3)	399,111	399,000	163,924	163,882
FHLB Advances (Level 3)	27,500	27,487	—	—
Off-balance-sheet financial instruments (Level 3)	—	—	—	—

(15)	Income Taxes

Allocation of Federal and state income tax benefit between current and deferred portions is as follows (in thousands):

	Current	Deferred	Total
Year Ended December 31, 2015:
Federal	$(731)	$(1,260)	$(1,991)
State	(107)	(223)	$(330)

Total income tax benefit	$(838)	$(1,483)	$(2,321)

Year Ended December 31, 2014:
Federal	$(98)	$(1,271)	$(1,369)
State	—	(221)	$(221)

Total income tax benefit	$(98)	$(1,492)	$(1,590)

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are as follows ($ in thousands):

	Year Ended December 31,
	2015		2014
	Amount	%	Amount	%
Income taxes (benefit) at Federal statutory rate	$(1,547)	(34.0%)	$(1,378)	(34.0%)
Increase (decrease) in taxes resulting from:
State taxes, net of Federal tax benefit	(218)	(4.8%)	(146)	(3.6%)
Officer’s life insurance	(747)	(16.4%)	—	—
Other, net	191	4.2%	(66)	(1.6%)

Total	$(2,321)	(51.0%)	$(1,590)	(39.2%)

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15)	Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	At December 31,
	2015	2014
Deferred tax assets:
Allowance for loan losses	$879	$642
Net operating loss carryforwards	4,029	1,739
Deferred compensation	858	780
Deferred loan fees	111	47
Alternative minimum tax credits	224	169
Accrued interest income	143	56
Premises and Equipment	—	45
Unrealized loss on Securities AFS	66	—
Other	247	6

Deferred tax assets	6,557	3,484

Deferred tax liabilities:
Officers life insurance	—	(702)
Premises and equipment	(18)	—
Fair Market Value adjustments	(113)	—

Deferred tax liabilities	(131)	(702)

Net deferred tax asset	$6,426	$2,782

At December 31, 2015, the Company has net operating loss carryforwards of approximately $10.5 million available to offset future taxable income. These carryforwards will begin to expire as follows:

Year	Amount
2033	$764
2034	4,548
2035	5,148

$10,460

The Company performs periodic evaluations on the deferred tax asset to determine if a valuation allowance is necessary. The analysis weighs positive evidence against negative evidence to determine if it is more likely than not to recognize the future benefit of the deferred tax asset. The Company’s analysis includes internal forecasts that demonstrate the Company’s ability to fully utilize the deferred tax asset prior to the expiration of the related net operating loss periods discussed above. The Company was profitable during 2013. The Company’s internal forecasts include growth assumptions relating to loans, noninterest income and noninterest expense, as well as estimating loan losses and other nonrecurring items. Management determined that a valuation allowance against the deferred tax asset was not necessary at December 31, 2015 or 2014.

The Company files income tax returns in the U.S. federal jurisdiction and the State of Florida. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2012.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16)	Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s financial statements. As of December 31, 2015, there is no pending or threatened litigation of which management is aware.

(17)	Lease Obligations

We are obligated under operating leases for two of our banking offices. For the years ended December 31, 2015 and 2014 rental expense under operating leases was $83,000 and $0, respectively, which is included in the occupancy and equipment expenses. Office leases generally include renewal options for various additional terms after the expiration of the initial term of each lease, which are not included in the future minimum lease payments below. At December 31, 2015, future minimum lease payments for the fixed, non-cancelable terms of operating leases are as follows:

2016	$179
2017	184
2018	135
2019	99
2020	76
Thereafter	—

$673

(18)	Related Parties

In the ordinary course of business, the Company makes loans to and accepts deposits from its executive officers and directors and their related entities. The activity is as follows (in thousands):

	Year Ended December 31,
	2015	2014
Loans:
Balance at beginning of year	$268	$280
Additions	1,101	—
Repayments	(481)	(12)

Balance at end of year	$888	$268

Deposits at end of year	$3,297	$2,503

(19)	Employee Benefit Plans

The Company has a 401(k) Profit Sharing plan. For the years ended December 31, 2015 and 2014, the Company’s contributions were approximately $93,000 and $61,000, respectively.

The Company provides supplemental executive retirement plans for certain of its officers. The terms of the plan agreements provide for a specific percentage of the participants compensation to be accrued for deferred compensation. The Company is accruing interest on these amounts at a rate of 6%. The benefits vest at various times and will be paid upon retirement, death or disability. For the years ended December 31, 2015 and 2014, the Company expense in connection with the plans was approximately $381,000 and $172,000, respectively. At December 31, 2015 and 2013, the balance in the accrued deferred compensation accounts was $2.3 million and $2.1 million, respectively, and it was included with other liabilities in the consolidated balance sheets.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(20)	Stock-Based Compensation

On August 26, 2015, stockholders approved the Company’s 2015 Equity Incentive Plan (the “Plan”), which provides for the grant of stock-based awards to officers, employees and directors of the Company. The Plan authorizes the issuance or delivery to participants of up to 592,480 shares of the Company’s common stock pursuant to grants of incentive and non-statutory stock options, restricted stock awards and restricted stock units. Of this number, the maximum number of shares that may be issued pursuant to the exercise of stock options is 423,200 shares, and the maximum number of shares that may be issued as restricted stock awards or restricted stock units is 169,280 shares. During the year, 372,760 stock options were granted, leaving 50,440 available for future grants. Additionally, 162,248 shares of restricted stock were granted leaving 7,032 shares available for future grants. Generally the grants vest over a five year period with the first 20% of each grant vesting immediately. The Company will recognize the remaining unearned compensation over the remaining vesting period of four years. The fair value of options is measured on the grant date using the Black-Scholes option-pricing model. The Company’s assumptions included the one year Treasury-bill rate to establish a risk free interest rate of 0.32%, expected volatility of 16.7%, and an expected life of seven years. At December 31, 2015 no restricted stock units have been granted.

The following table summarizes the outstanding stock options and restricted stock under the 2015 Equity Plan at December 31, 2015:

Stock Options

	Options Issued	Exercise Price	Expiration Date	Options Vested	Options Forfeited
Date of Issuance
October 29, 2015	372,760	$13.96	October 29, 2025	74,552	19,013

Restricted Stock

	Shares Issued	Fair Value Per Share	Shares Vested	Shares withheld for income tax purposes	Shares Forfeited
Date of Issuance
October 29, 2015	162,248	$13.96	32,460	6,403	3,524

Compensation Expense (in 000’s)
Stock Options	$227
Restricted Shares	453
Fair Value of Shares withheld for income tax purposes	(89)

Stock-based compensation expense	$591

Unearned Compensation (in 000’s)
Stock Options Issued	$907
Restricted Shares Issued	1,812

Total unearned compensation	$2,719

(21)	Dividend Restrictions

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

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(22)	Regulatory Matters

Effective January 1, 2015, the Bank became subject to new capital requirements set forth by federal banking regulations. These changes were designed to ensure capital positions remain strong during the events of economic downturns or unforeseen losses. The Company is exempt from consolidated capital requirements as the Federal Reserve Board amended its “small bank holding company” policy statement to generally exempt savings and loan holding companies with less than $1.0 billion in assets from capital requirements.

These new requirements create a new capital ratio for common equity Tier 1 capital and increase the Tier 1 capital ratio requirements. Under the new capital regulation for the Bank, the minimum capital ratios consist of a common equity tier 1 ratio of 4.5% of risk-weighted assets, a tier 1 capital ratio of 6.0% of risk-weighted assets, a total capital ratio of 8.0% of risk weighted assets, and a leverage ratio of 4.0%.Common equity tier 1 generally comprises of common stock, additional paid in capital, and retained income.

There were changes in the risk weighting of certain assets to better reflect the risk associated with those assets, such as the risk weighting for nonperforming loans and certain high volatility commercial real estate acquisitions, development and construction loans. The changes also include additional limitations on the inclusion of deferred tax asset in capital. The Bank made a one-time election to exclude accumulated other comprehensive income from regulatory capital in order to reduce the impact of market volatility on regulatory capital.

The following table shows the Bank’s capital amounts and ratios and regulatory thresholds at December 31, 2015 and 2014.

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized
	Amount	%	Amount	%	Amount	%
December 31, 2015
Common Equity Tier 1 Capital to Risk-Weighted Assets	$45,056	12.44%	$16,297	4.50%	$23,540	6.50%
Tier I Capital to Risk-Weighted Assets	45,056	12.44	21,729	6.00	28,972	8.00
Total Capital to Risk-Weighted Assets	47,567	13.13	28,972	8.00	36,215	10.00
Tier I Capital to Total Assets	45,056	9.76	18,466	4.00	23,082	5.00
December 31, 2014
Tier I Capital to Risk-Weighted Assets	$38,581	32.57	$4,738	4.00%	$7,107	6.00
Total Capital to Risk-Weighted Assets	40,064	33.82	9,477	8.00	11,846	10.00
Tier I Capital to Total Assets	38,581	16.99	9,083	4.00	11,354	6.00

As of December 31, 2015, the Bank was well capitalized under all capital ratios. There are no conditions or events since that notification that management believes have changed the institution’s capitalization category.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(23)	Employee Stock Ownership Plan

Effective July 14, 2014, the Holding Company established an ESOP which acquired 8% of the total number of shares of common stock sold during the Company’s initial public offering. A total of 338,560 shares were acquired in exchange for a $3,385,600 indirect note payable from the Employee Stock Ownership Plan Trust to the Holding Company. The note bears interest at a variable rate based on Prime and is payable in thirty annual installments. As of December 31, 2015, 22,571 shares held by the Employee Stock Ownership Plan Trust have been released and allocated to employees.

ESOP shares were as follows ($ in thousands, except per share amounts):

	2015	2014
Allocated shares	22,571	11,285
Unallocated shares	315,989	327,275

Total ESOP shares	338,560	338,560

Fair value of unallocated shares	$4,803	$4,003

(24)	Loss Per Share

Basic loss per share has been computed on the basis of the weighted-average number of shares of common stock outstanding. For the year ended December 31, 2015, basic and diluted loss per share is the same due the stock options not being considered dilutive due to the loss incurred by the Company. The shares purchased by the Employee Stock Ownership Plan are included in the weighted-average shares when they are committed to be released ($ in thousands, except per share amounts):

	Net loss available to common stockholders	Weighted Average Shares	Per Share Amount
Year Ended December 31, 2015:
Basic and Dilutive loss per share:
Net loss available to common stockholders	$(2,245)	3,993,560	$(0.56)

The Conversion was completed on July 14, 2014. Loss per share was not computed until January 1, 2015, as if the Conversion from a mutual savings bank to a capital stock holding company occurred on that date.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(25)	Parent Company Only Financial Information

The holding Company’s unconsolidated financial information at December 31, 2015 and for the year ended December 31, 2014 are as follows:

Condensed Balance Sheet

(in thousands)

	December 31,
	2015	2014
Assets
Cash	$11,671	$17,035
Investment in Subsidiary	56,193	41,317
Other assets	3,604	3,307

Total Assets	$71,468	$61,659

Liabilities
Other liabilities	$74	$33
Stockholder’s Equity
Stockholder’s Equity	71,394	61,626

Total liabilities and Stockholder Equity	$71,468	$61,659

Condensed Statement of Operations

(in thousands)

	December 31,
	2015	2014
Revenues	$106	$51
Expenses	(1,222)	(172)
Income tax benefit	319	46

Loss before net loss of subsidiary	(797)	(75)

Net loss of subsidiary	(1,434)	(2,386)

Net loss	$(2,231)	$(2,461)

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(25)	Parent Company Only Financial Information, continued

Condensed Statement of Cash Flows

(in thousands)

	December 31,
	2015	2014
Net loss:	$(2,231)	$(2,461)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of subsidiary	1,434	2,386
Change in other assets	(297)	(3,307)
Change in accrued expenses and other liabilities	41	33
Stock-based compensation expense	220	—

Net cash used in operating activities	(833)	(3,349)
Cash flows from investing activities:
Dividends received from subsidiary	18,800	—
Cash received in acquisition	(34,676)	—
Investment to bank subsidiary, net ESOP	—	(17,015)

Net cash used in investing activities	(15,876)	(17,015)
Cash flows from financing activities:
Net proceeds received from stock issuance	11,359	37,399
Payment of Dividend to Preferred Stock	(14)

Net cash provided by financing activities	11,345	37,399

Net (Decrease) Increase in Cash	$(5,364)	$17,035
Cash at beginning of year	17,035	—
Cash at end of year	11,671	17,035
Noncash items:
Accumulated other comprehensive loss, net change in unrealized gain on securities available for sale, net of taxes	$(108)	$—

Employee stock option expense from subsidiary	$371	$—

Employee stock ownership plan expense from subsidiary	$171	$136