Form 10-K, Exhibit 13
period 2016-12-31
Sunshine Bancorp, Inc.
filed 2017-03-24
CIK 1599891

Exhibit 13

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sunshine Bancorp, Inc.

Plant City, Florida:

We have audited the accompanying consolidated balance sheets of Sunshine Bancorp, Inc. and Subsidiary (the “Company”), as of December 31, 2016 and 2015 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2016 and 2015, and the consolidated results of its operations and their cash flows for years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 24, 2017

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

(Dollars in thousands, except per share amounts)

	As of December 31,
	2016	2015
Assets
Cash and due from banks	$16,562	$13,220
Interest-earning deposits with banks	21,386	16,523
Federal funds sold	12,325	29,601

Cash and cash equivalents	50,273	59,344
Time deposits with banks	2,794	4,410
Securities available for sale	109,668	65,944
Loans held for sale	443	790
Loans, net of allowance for loan losses of $3,274 and $2,511	683,784	326,266
Premises and equipment, net	25,920	17,612
Federal Home Loan Bank stock, at cost	3,478	1,597
Cash surrender value of bank-owned life insurance	22,462	12,122
Deferred income tax asset	6,660	6,426
Goodwill and other intangibles	22,308	10,101
Accrued interest receivable	2,077	1,048
Other real estate owned	32	32
Other assets	1,536	1,573

Total assets	$931,435	$507,265

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand accounts	$217,418	$89,114
Interest-bearing demand and savings accounts	354,327	198,977
Time deposits	158,204	111,020

Total deposits	729,949	399,111
Other Borrowings	71,867	28,927
Subordinated Notes	11,000	—
Other liabilities	6,518	7,833

Total liabilities	819,334	435,871

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 authorized; none outstanding	—	—
Common stock, $0.01 par value, 50,000,000 shares authorized; issued and outstanding of 7,986,074 at December 31, 2016 and 5,259,321 at December 31, 2015	80	53
Additional paid in capital	94,302	52,763
Retained income	21,803	21,846

Unearned employee stock ownership plan (“ESOP”) shares	(3,047)	(3,160)

Accumulated other comprehensive loss	(1,037)	(108)

Total stockholders’ equity	112,101	71,394

Total liabilities and stockholders’ equity	$931,435	$507,265

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)

	Year Ended December 31,
	2016	2015
Interest income:
Loans	$19,644	$10,963
Securities	1,023	683
Other	260	200

Total interest income	20,927	11,846

Interest Expense:
Deposits	1,426	670
Borrowed funds	588	81

Total interest expense	2,014	751

Net interest income	18,913	11,095
Provision for loan losses	350	—

Net interest income after provision for loan losses	18,563	11,095

Noninterest income:
Fees and service charges on deposit accounts	1,368	762
Gain on sale of other real estate owned	18	20
Mortgage Broker Fees	152	146
Gain on sale of securities	208	195
Gain on sale of premises	563	—
Income from bank-owned life insurance	402	331
Other	475	175

Total noninterest income	3,186	1,629

Noninterest expenses:
Salaries and employee benefits	10,752	9,633
Occupancy and equipment	2,342	1,441
Data and item processing services	1,581	948
Professional fees	808	776
Advertising and promotion	107	302
Stationery and supplies	205	148
Deposit insurance and general insurance	422	289
Merger and acquisition	2,955	1,501
Other	2,443	2,238

Total noninterest expenses	21,615	17,276

Income (Loss) before income taxes	134	(4,552)
Income tax expense (benefit)	177	(2,321)

Net loss	$(43)	$(2,231)
Preferred Stock dividend paid	—	(14)

Net loss available to common stockholders	$(43)	$(2,245)

Basic loss per share	$(0.01)	$(0.56)

Diluted loss per share	$(0.01)	$(0.56)

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Loss

(In thousands)

	Year Ended December 31,
	2016	2015
Net loss	$(43)	$(2,231)
Other comprehensive loss:
Change in unrealized gain on securities:
Unrealized gain (losses) arising during the period	(1,280)	21
Reclassification adjustment for realized gains	(208)	(195)

Net change in unrealized gain	(1,488)	(174)
Deferred income tax benefit on above change	559	66

Total other comprehensive loss	(929)	(108)

Comprehensive loss	$(972)	$(2,339)

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

(In thousands, except per share amounts)

Year Ended December 31, 2016 and 2015

	Preferred Stock		Common Stock		Additional Paid In Capital	Retained Income	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total Stockholder’s Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2014	—	$—	4,232,000	$42	$40,766	$24,091	$(3,273)	$—	$61,626
Net loss	—	—	—	—	—	(2,231)	—	—	(2,231)
Dividends paid on preferred stock	—	—	—	—	—	(14)	—	—	(14)
Preferred stock exchanged	5,700	5,700	—	—	—	—	—	—	5,700
Preferred stock redeemed	(5,700)	(5,700)	—	—	—	—	—	—	(5,700)
Proceeds from issuance of common stock, net of offering costs of $821	—	—	875,000	9	11,350	—	—	—	11,359
Issuance of common stock under share-based awards plan and Stock-based compensation expense	—	—	152,321	2	589	—	—	—	591
Employee Stock Ownership Plan allocation to participants	—	—	—	—	58	—	113	—	171
Net change in unrealized loss on Securities available for sale, net of taxes	—	—	—	—	—	—	—	(108)	(108)

Balance, December 31, 2015	—	$—	5,259,321	$53	$52,763	$21,846	$(3,160)	$(108)	$71,394

Net loss	—	—	—	—	—	(43)	—	—	(43)
Issuance of common stock under share-based awards plan and Stock-based compensation expense	—	—	(8,057)	—	758	—	—	—	758
Issuance of common stock in connection with a Business Combination	—	—	2,734,810	27	40,701	—	—	—	40,728
Employee Stock Ownership Plan allocation to participants	—	—	—	—	80	—	113	—	193
Net change in unrealized loss on Securities available for sale, net of taxes	—	—	—	—	—	—	—	(929)	(929)

Balance, December 31, 2016	—	—	7,986,074	$80	$94,302	$21,803	$(3,047)	$(1,037)	$112,101

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(43)	$(2,231)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation, Amortization, Accretion, net	1,832	838
Provisions for loan losses	350	—
Gain on sale of loans held for sale	(152)	(16)
Proceeds from the sale of loans held for sale	2,066	1,967
Loans originated as held for sale	(1,318)	(729)
Income from bank-owned life insurance, net	(340)	(278)
(Gain) on sale of premise	(563)	—
(Gain) on sale of other real estate owned	(18)	(20)
Gain on sale of securities available for sale	(208)	(195)
(Increase) decrease in accrued interest receivable	(420)	250
Increase in deferred tax assets	(144)	(1,483)
Decrease (increase) in other assets	125	(1,060)
Stock options and restricted stock compensation expense	758	591
Employee Stock Ownership Plan compensation expense	193	171
Increase in other liabilities	(4,733)	2,834

Net cash (used in) provided by operating activities	(2,615)	639

Cash flows from investing activities:
Maturities of time deposits with banks	1,616	1,470
Maturities & repayments of securities held to maturity	—	5,800
Proceeds from sale of premise	1,600	—
Proceeds from sale of securities available for sale	36,350	60,369
Purchases of securities available for sale	(91,278)	(23,507)
Calls, repayments, and maturities of securities available for sale	25,466	10,923
Net increase in loans	(121,352)	(38,073)
Proceeds from sale of other real estate owned	38	61
Purchases of premises and equipment, net	(1,139)	(3,431)
Purchase of bank owned life insurance	(10,000)	—
Redemption of Federal Home Loan Bank stock	(1,622)	123
Business acquisitions, net of cash received	60,676	15,424

Net cash (used in)provided by investing activities	(99,645)	29,159

Cash flows from financing activities:
Net increase in deposits	44,266	9,260
Net increase (decrease) in Other Borrowings	37,923	(5,838)
Redemption in Preferred Stock	—	(5,700)
Payment of Dividend to Preferred Stock	—	(14)
Net proceeds received from stock issuance	—	11,359
Net proceeds received from subordinated notes	11,000	—

Net cash provided by financing activities	93,189	9,067

(Decrease) increase in cash and cash equivalents	(9,071)	38,865
Cash and cash equivalents at beginning of year	59,344	20,479

Cash and cash equivalents at end of year	$50,273	$59,344

Supplemental disclosure of cash flow information:
Cash paid during the period for-Interest	$1,780	$716

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2016	2015
Noncash transaction
Accumulated other comprehensive loss, net change in unrealized loss on securities available for sale, net of taxes	$(929)	$(108)

Securities held to maturity transferred to available for sale	$—	$69,665

Transfer from loans to other real estate owned	$20	$—

Noncash assets acquired and liabilities assumed and common stock issued:
Securities available for sale	$16,179	$44,372

Loans Held for Sale	$249	$—

Loans	$236,447	$179,408

Premises and equipment	$9,329	$8,727

Federal Home Loan Bank stock	$259	$1,540

Cash surrender value of bank-owned life insurance	$—	$4,585

Deferred income taxes	$(469)	$2,095

Goodwill	$10,726	$9,500

Core Deposit Intangible	$1,642	$655

Accrued interest	$609	$685

Other Real Estate Owned	$—	$32

Other assets	$88	$98

Deposits	$286,572	$225,927

Federal Home Loan Bank advances	$—	$31,480

Other borrowings	$5,017	$3,285

Other liabilities	$3,418	$729

Preferred Stock	$—	$5,700

Common Stock issued	$40,728	$5,700

See accompanying Notes to Consolidated Financial Statements.

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2016 and 2015 and the Years Then Ended

(1)	Organization and Significant Accounting Policies

Organization. Sunshine Bancorp, Inc. (the “Holding Company”) was formed on March 7, 2014 to serve as the savings and loan holding company for Sunshine Bank, a federal savings bank (the “Bank”). Collectively, the Bank and the Holding Company are referred to as the “Company.” Sunshine Bancorp, Inc., a Maryland corporation owns all of the outstanding shares of common stock of Sunshine Bank. On July 14, 2014, Sunshine Bancorp completed its initial public offering of common stock and commenced trading on the NASDAQ Capital Market under the symbol “SBCP.” As part of the Conversion, the Holding Company established a liquidation account in an amount equal to retained income. The liquidation account will be maintained for the benefit of eligible account holders who maintain deposit accounts in the Bank after the conversion.

At December 31, 2016, the Company had total consolidated assets of $931.4 million, total deposits of $729.9 million and total stockholders’ equity of $112.1 million.

The Bank operations are conducted from the main banking office in Plant City, Florida and seventeen additional full service banking offices located throughout central Florida in Brevard, Hillsborough, Manatee, Orange, Osceola, Pasco, Polk, and Seminole counties. The Bank’s deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”).

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

Accounting for business combination under GAAP acquisition method prohibits “carrying over” valuation allowances, such as the allowance for loan losses. Uncertainties relating to the expected future cash flows is reflected in the fair value measurement of the acquired loans and reflected in the purchase price. The Company will establish loan loss allowances for the acquired loans in periods after the acquisition, but only for losses incurred on these loans due to credit deterioration after acquisition.

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

As a result of the Company’s recent acquisition, the Company individually evaluated seven PCI loans. These acquired loans were recorded on the acquisition date at fair value. The Company estimates the amount and timing of expected cash flows for each individually analyzed loan. Estimated cash flows in excess of the amount paid is recorded as interest income over the remaining life of the loan.

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

The Bank is required under Federal Reserve Board regulations to maintain cash reserves, generally consisting of deposits with the Federal Reserve Bank, of cash or noninterest-earning accounts with qualifying banks, against its transaction accounts. At December 31, 2016 and 2015, the Bank’s cash reserve requirements were $6,226,000 and $6,348,000, respectively.

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

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(1)	Organization and Significant Accounting Policies, Continued

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. There were no material changes in the Bank’s accounting policies or methodology related to the allowance for loan losses during the years ended December 31, 2016 or 2015.

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

The historical loss component of the allowance is determined by losses recognized by portfolio segment over the preceding sixteen quarters. This is supplemented by the risks for each portfolio segment. Risk factors impacting loans in each of the portfolio segments include broad deterioration of property values, reduced consumer and business spending as a result of unemployment and reduced credit availability and lack of confidence in the economy. The historical experience is adjusted for the following qualitative factors: (a) the existence and effect of any concentrations of credit and changes in the level of such concentrations; (b) changes in national, regional and local economic conditions that affect the collectability of the loan portfolio; (c) changes in levels or trends in charge-offs and recoveries; (d) changes in the volume and severity of past due loans, nonaccrual loans or loans classified special mention, substandard, doubtful or loss; (e) changes in the nature and volume of the loan portfolio and terms of loans; (f) changes in lending policies and procedures, risk selection and underwriting standards; (g) changes in the experience, ability and depth of lending management and other relevant staff; (h) quality of loan review; (i) the effect of other external factors, trends or uncertainties that could affect management’s estimate of probable losses, such as competition and industry conditions.

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

Uncertain tax positions are recognized if it is more likely than not that the tax position will be realized or sustained upon examination including resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. As of December 31, 2016, management is not aware of any uncertain tax positions that would have a material effect on the Company’s consolidated financial statements.

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

The following describes valuation methodologies used for assets and liabilities measured at fair value:

Securities Available-for-Sale. Securities available-for-sale use valuation methodologies involving market-based or market-derived information, Level 2 measurements, to measure fair value. The fair value measurement is based upon recent observable market activity of such assets or comparable assets that occur in sufficient volume. The Company uses prices from independent pricing services to validate the fair value of investment securities.

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

Off-Balance Sheet Financial Instruments. In the ordinary course of business the Company has entered into off-balance sheet financial instruments consisting of unused lines of credit, commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

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

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgages (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Loans Held for Sale. Loans held for sale fair values are established using sales prices based on secondary market valuations.

Federal Home Loan Bank Stock. The stock is not publicly traded and the estimated fair value is its redemption value.

Accrued Interest Receivable. The carrying amount of accrued interest receivable approximates its fair value.

Deposits. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using discounted cash flow calculation that applies interest rates currently being offering on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

FHLB Advances. The fair values for FHLB advances is estimated using current rates available to the Company for borrowings with similar terms and remaining time to maturity.

Other Borrowings. The fair values for other borrowings, which consist entirely of customer repurchases that are payable on demand, is equal to their carrying amounts.

Subordinated Notes. The fair value of the subordinated notes is based on its approximated redeemable value.

Off-Balance Sheet Financial Instruments. Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

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

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

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

(2)	Organization and Significant Accounting Policies, Continued

The Company grants stock options to employees with an exercise price equal to the fair value of the shares at the date of grant. The fair value of restricted stock is equivalent to the fair value on the date of grant and is amortized over the vesting period.

Loss per Share. Basic loss per share represents loss available to common shareholders divided by the weighted-average number of common shares outstanding during the year. Diluted loss per share includes additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares relate to outstanding stock options determined using the treasury stock method.

Recent Accounting Standards Update.

During June 2016, the FASB issued new guidance related to Credit Losses. The new guidance requires the Company to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Additionally, the guidance amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating this guidance to determine the impact on its consolidated financial statements.

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

Reclassifications. Certain amounts in the 2015 financial statements have been reclassified to conform to the 2016 presentation.

(2)	Business Combinations

Acquisition of Florida Bank of Commerce. On October 31, 2016, pursuant to an Agreement and Plan of Merger entered into May 9, 2016, the Company completed its acquisition of FBC Bancorp, Inc. and its wholly-owned subsidiary Florida Bank of Commerce. At the effective time of the Merger, each share of common stock of FBC was converted into 0.88 shares of common stock of the Company. The Company acquired these assets and liabilities to expand its market presence in the Greater Orlando Metropolitan Statically Area (“MSA”) and to further its strategy of capitalizing on opportunities along the demographically attractive I-4 corridor. With the acquisition the Company entered Brevard, Osceola, and Seminole Counties, Florida. The Company incurred approximately $3.0 million in merger and acquisition related expenses included in the 2016 results of operations.

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

Agreement to Acquire Community Southern Holdings, Inc. On June 30, 2015, the Company acquired 100% of the outstanding common shares of Community Southern Holdings, Inc. for cash of $30.3 million, through an Agreement and Plan of Merger. Community Southern Holdings, Inc. was merged into the Company and Community Southern Bank was merged into the Bank. The Company acquired $250.4 million in assets and assumed $214.4 million in liabilities and stockholders’ equity and exchanged $5.7 million in preferred stock to the U.S. Treasury as part of its Small Business Lending Fund. The exchanged shares were subsequently redeemed on September 30, 2015 at their par value of $5.7 million. The Company acquired these assets and liabilities to expand its market presence to Polk and Orange Counties, Florida and to strengthen its position along the demographically attractive I-4 corridor. The Company incurred approximately $1.3 million in merger and acquisition related expenses.

The following table summarizes the fair value of assets acquired, liabilities assumed and stockholders’ equity exchanged on the date of acquisition and for the years ended December 31, 2016 and 2015 in total.

	2016	2015
	FBC Bancorp, Inc.	Community Southern Holdings, Inc.	First Federal Branch Acquisition	Total
Cash and cash equivalents	$60,676	$10,183	$38,165	$48,348
Securities available for sale	16,179	44,372	—	44,372
Loans held for sale	249	—	—	—
Loans	236,447	171,476	7,932	179,408
Premises and equipment	9,329	6,097	2,630	8,727
Federal Home Loan Bank stock	259	1,540	—	1,540
Bank owned life insurance	—	4,585	—	4,585
Deferred tax asset	(469)	2,095	—	2,095
Goodwill	10,726	8,662	838	9,500
Core deposit intangible	1,642	588	67	655
Accrued interest receivable	609	685	—	685
Other real estate owned	—	32	—	32
Other assets	88	82	16	98

Total assets acquired	$335,735	$250,397	$49,648	$300,045
Deposits	286,572	178,912	47,015	225,927
Federal Home Loan Bank advances	—	31,480	—	31,480
Other borrowings	5,017	3,285	—	3,285
Other liabilities	3,418	726	3	729
Preferred Stock	—	5,700	—	5,700

Total liabilities assumed	295,007	220,103	47,018	267,121

Net assets acquired	$40,728	$30,294	$2,630	$32,924

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(2)	Business Combinations, continued

Results of operations for FBC Bancorp, Inc. prior to the acquisition date are not included in the Consolidated Statement of Operations for the year ended December 31, 2016. The following table presents financial information regarding the former FBC Bancorp, Inc. operations excluded from the Consolidated Statement of Operations prior to the date of acquisition:

Actual from January 1, 2016 Through October 31, 2016 (unaudited) (in thousands)
Net interest income	$9,867

Noninterest income	716

Net loss	(847)

The following table presents unaudited pro forma information as if the acquisition of FBC Bancorp, Inc. had occurred on January 1, 2016. The table does not consider the effect of expense savings created by the merger other than to exclude Merger Related expenses.

	Unaudited pro forma information For the year ended,
	2016	2015
	(in thousands, except per share data)
Net interest income	29,082	22,275

Noninterest income	3,902	3,189

Net income	3,503	1,082

Pro forma earnings per share-Basic and Diluted	0.52	0.16

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

(3)	Goodwill and Other Intangible Assets

Goodwill and Core Deposit Intangible (“CDI”) are as follows (in thousands):

	At December 31,
	2016	2015
Goodwill	$20,226	$9,500
CDI	2,082	601

	$22,308	$10,101

The future expected amortization of CDI with determinable useful lives as of December 31, 2016 are as follows (in thousands):

Year Ending December 31,	Amount
2017	$397
2018	354
2019	312
2020	270
2021	228
Thereafter	521

$2,082

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

Securities Available for Sale:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
December 31, 2016:
Federal Home Loan Bank obligations	$3,000	2	—	$3,002
U.S. Government enterprise and agency obligations	15,347	5	(99)	15,253
Agency Mortgage-backed securities	92,983	12	(1,582)	91,413

Total	$111,330	19	(1,681)	$109,668

December 31, 2015:
Federal Home Loan Bank obligations	$15,074	6	(6)	$15,074
U.S. Government enterprise and agency obligations	14,037	7	(37)	14,007
Agency Mortgage-backed securities	37,007	—	(144)	36,863

Total	$66,118	13	(187)	$65,944

The amortized cost and fair value of securities at December 31, 2016, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities due to call or prepayment rights. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

	Securities Available for sale
	Amortized Cost	Fair Value
Due in one year or less	$13,006	$13,010
Due from one year to five years	5,341	5,245
Agency Mortgage-backed securities	92,983	91,413

	$111,330	$109,668

The Company pledged securities with a fair market value of approximately $22.1 million at December 31, 2016 and $25.6 million at December 31, 2015 to secure public funds and other borrowings.

Securities available for sale sold are summarized as follows (in thousands):

	Year ended December 31,
	2016	2015
Proceeds received from sale	$36,350	$60,369

Gross Gains on sale	$208	$195

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(4)	Securities, Continued

Securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

	Less Than Twelve Months		More than Twelve Months
	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value
Securities Available for sale:
At December 31, 2016:
U.S Government enterprise and agency obligations	$(99)	$9,387	$—	$—
Agency Mortgage-backed securities	(1,582)	77,800	—	—

Totals	$(1,681)	$87,187	$—	$—

At December 31, 2015:
Federal Home Loan Bank obligations	$(6)	$6,018	$—	$—
U.S Government enterprise and agency obligations	(37)	12,000	—	—
Agency Mortgage-backed securities	(144)	36,863	—	—

Totals	$(187)	$54,881	$—	$—

At December 31, 2016 and 2015 there were thirty-two securities and twenty-four securities, respectively in a loss position. In considering the credit quality of the issuers, the nature and cause of the unrealized loss, the severity and length of time in an unrealized loss position, and other factors, it is expected that the securities would not be settled at a price less than the par value of the investments. Management determined that the decline in fair value is attributable to fluctuations in interest rates and other market conditions and not a deterioration of the credit quality of the issuers. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(5)	Loans

The portfolio segments and classes of loans are as follows (in thousands):

	At December 31,
	2016	2015
Real estate loans:
One-to-four-family residential	$155,262	$68,169
Commercial real estate and multi-family	356,788	192,568
Construction and land	51,520	17,570
Home equity	21,902	6,623

Total real estate loans	585,472	284,930

Commercial loans	100,239	41,417
Consumer loans	1,478	2,726

Total loans	687,189	329,073

Deduct:
Deferred loan fees, net	(131)	(296)
Allowance for loan losses	(3,274)	(2,511)

Loans, net	$683,784	$326,266

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(5)	Loans, continued

The Company has divided the loan portfolio into three portfolio segments, each with different risk characteristics and methodologies for assessing risk. All loans are underwritten in accordance with policies set forth and approved by the Company’s Board of Directors. The portfolio segments identified by the Company are as follows:

Real Estate Loans. Real estate loans are typically segmented into four classes: one-to-four family residential, commercial and multi-family, construction and land, and home equity.

One-to-four family residential real estate loans are underwritten based on the borrower’s repayment capacity and source, value of the underlying property, credit history and stability.

Commercial real estate and multifamily loans are secured by the subject property and are underwritten based on loan to value limits, cash flow coverage and general creditworthiness of the obligors. These loans are generally considered to have more credit risk than traditional one-to-four family residential loans because these loans tend to involve larger loan balances and their repayment is typically dependent upon the successful operation and management of the underlying real estate.

Construction and Land loans are to finance the construction of owner-occupied and lease properties. These loans are categorized as construction loans during the construction period, later converting to commercial or one-to-four family residential loans after the construction is complete and amortization of the loan begins. Real estate development and construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Construction loan funds are disbursed periodically based on the percentage of construction or development completed. The Company carefully monitors these loans with on-site inspections and requires the receipt of lien waivers on funds advanced. Construction and land loans are typically secured by the properties under development or construction, and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely on the value of the underlying property, the Company considers the market conditions and feasibility of proposed projects, the financial condition and reputation of the borrower and guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. The Company also makes loans on occasion for the purchase of land for future development by the borrower. Land loans are extended for the future development for either commercial or residential use by the borrower. The Company carefully analyzes the intended use of the property and the viability thereof.

Home equity loans consists of either revolving line of credit, term, or second mortgage loans secured by one-to-four family residential real estate. These loans have similar risk characteristics to one-to-four family loans and are secured by a first or second mortgage on the borrower’s principal residence or their second/vacation home (excluding investment/rental property). There are minimum credit score standards, maximum debt to income ratios and credit requirements on each Home equity product. Home equity lines of credit are variable rate based on an index of Wall Street Journal prime rate with a margin.

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

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(5)	Loans, continued

An analysis of the change in the allowance for loan losses follows (in thousands):

	Real Estate Loans	Commercial Loans	Consumer Loans	Unallocated	Total
Year Ended December 31, 2016:
Beginning balance	$1,354	$583	$23	$551	$2,511
Provision (credit) for loan losses	1,171	(581)	(15)	(225)	350
Charge-offs	(95)	(12)	(6)	—	(113)
Recoveries	43	479	4	—	526

Ending balance	$2,473	$469	$6	$326	$3,274

Individually evaluated for impairment:
Recorded investment	$1,035	500	36	—	$1,571

Balance in allowance for loan losses	21	9	1	—	31

Collectively evaluated for impairment:
Recorded investment	$274,513	59,586	608	—	$334,707

Balance in allowance for loan losses	$1,687	378	4	326	$2,395

Recorded investment in loans accounted for under ASC 310-20 Loan Receivables	$307,605	40,153	834	—	$348,592

Balance in allowance for loan losses	$765	82	1	—	$848

Recorded investment in loans accounted for under ASC 310-30 Loans Acquired with Deteriorated Credit Quality	$2,319	—	—	—	$2,319

Balance in allowance for loan losses	—	—	—	—	—

Year Ended December 31, 2015:
Beginning balance	$1,409	$308	$9	$—	$1,726
Provision (credit) for loan losses	(185)	(382)	16	551	—
Charge-offs	(1)	(9)	(4)	—	(14)
Recoveries	131	666	2	—	799

Ending balance	$1,354	$583	$23	$551	$2,511

Individually evaluated for impairment:
Recorded investment	$1,527	539	—	—	$2,066

Balance in allowance for loan losses	$39	9	—	—	$48

Collectively evaluated for impairment:
Recorded investment	$159,738	11,830	1,124	—	$172,692

Balance in allowance for loan losses	$1,315	574	23	551	$2,463

Recorded investment in loans accounted for under ASC 310-20 Loan Receivables	$123,022	28,990	1,602	—	$153,614

Balance in allowance for loan losses	$—	—	—	—	$—

Recorded investment in loans accounted for under ASC 310-30 Loans Acquired with Deteriorated Credit Quality	$643	58	—	—	$701

Balance in allowance for loan losses	$—	—	—	—	$—

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(5)	Loans, continued

The following summarizes the loan credit quality (in thousands):

	Real Estate Loans
	One-to-	Commercial	Construction
	Four Family	Real Estate/	and	Home
	Residential	Multi Family	Land	Equity	Commercial	Consumer	Total
Credit Risk Profile by Internally Assigned Grade:
At December 31, 2016:
Grade:
Pass	$153,965	$351,096	$49,901	$21,902	$98,714	$1,442	$677,020
Special mention	490	730	543	—	79	—	1,842
Substandard	807	4,962	1,076	—	1,446	36	8,327

Total	$155,262	$356,788	$51,520	$21,902	$100,239	$1,478	$687,189

At December 31, 2015:
Grade:
Pass	$66,271	189,979	16,705	6,241	38,375	2,726	320,297
Special mention	972	1,066	707	382	70	—	3,197
Substandard	926	1,523	158	—	2,972	—	5,579

Total	$68,169	$192,568	$17,570	$6,623	$41,417	$2,726	$329,073

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

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(5)	Loans, continued

Age analysis of past-due loans is as follows (in thousands):

	Accruing Loans
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater Past Due	Total Past Due	Current	Nonaccrual Loans	Total Loans
At December 31, 2016:
Real estate mortgage loans:
One-to-four family residential	$501	274	—	775	154,487	—	$155,262
Commercial Real Estate and Multifamily	778	—	—	778	355,755	255	356,788
Construction and Land	1,519	—	—	1,519	50,001	—	51,520
Home Equity	22	—	—	22	21,880	—	21,902
Commercial loans	217	—	—	217	100,022	—	100,239
Consumer loans	10	—	—	10	1,432	36	1,478

Total	$3,047	274	—	3,321	$683,577	291	$687,189

At December 31, 2015:
Real estate mortgage loans:
One-to-four family residential	$255	13	—	268	67,861	40	$68,169
Commercial Real Estate and Multifamily	355	—	—	355	191,660	553	192,568
Construction and Land	192	—	—	192	17,220	158	17,570
Home Equity	11	—	—	11	6,612	—	6,623
Commercial loans	193	—	—	193	41,224	—	41,417
Consumer loans	—	—	—	—	2,726	—	$2,726

Total	$1,006	$13	$—	$1,019	$327,303	$751	$329,073

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(5)	Loans, continued

The following summarizes the amount of impaired loans (in thousands):

	With No Related Allowance Recorded		With an Allowance Recorded			Total
	Recorded Investment	Unpaid Principal Balance	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
December 31, 2016:
Real estate mortgage loans:
One-to-four family residential	$—	$—	$448	$448	$21	$448	$448	$21
Commercial and Multifamily	587	1,568	—	—	—	587	1,568	—
Commercial loans	427	457	73	77	9	500	534	9
Consumer loans	—	—	36	36	1	36	36	1

	$1,014	$2,025	$557	$561	$31	$1,571	$2,586	$31

December 31, 2015:
Real estate mortgage loans:
One-to-four family residential	$—	$—	$460	$460	$39	$460	$460	$39
Commercial and Multifamily	909	1,849	—	—	—	909	1,849	—
Construction and Land	158	164	—	—	—	158	164	—
Commercial loans	452	482	87	92	9	539	574	9

	$1,519	$2,495	$547	$552	$48	$2,066	$3,047	$48

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows (in thousands):

	Average	Interest	Interest
	Recorded	Income	Income
	Investment	Recognized	Received
For the year ended December 31, 2016:
Real estate mortgage loans:
One-to-four family residential	$453	$26	$24
Commercial and Multifamily	855	47	81
Consumer loans	9	—	—
Commercial loans	518	36	36

	$1,835	$109	$141

For the year ended December 31, 2015:
Real estate mortgage loans:
One-to-four family residential	$289	$18	$16
Commercial and Multifamily	1,317	115	135
Construction and Land	119	—	12
Commercial loans	578	28	39

	$2,303	$161	$202

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(5)	Loans, continued

Troubled Debt Restructurings (“TDR”) entered into during the years ended December 31, 2016 and 2015 are as follows (dollars in thousands):

	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Year Ended December 31, 2016
One-to-four family residential loans - Modified interest rate and amortization	—	—	—

Year Ended December 31, 2015
One-to-four family residential loans - Modified interest rate and amortization	1	328	328

The allowance for loan losses on all loans that have been restructured and are considered TDRs is included in the Company’s specific allowance for loan losses. The specific allowance for loan losses is determined on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. TDRs that have subsequently defaulted are considered collateral-dependent.

There were no TDRs entered during the years ended December 31, 2016 or December 31, 2015 that subsequently defaulted.

The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in Hillsborough, Polk, Manatee, Orange, Pasco Counties, Brevard, Osceola, and Seminole Counties Florida. Therefore, the Company’s exposure to credit risk could be significantly affected by changes in the economy and real estate market in these market areas.

(6)	Purchased Credit Impaired Loans (“PCI”)

The carrying amounts as of the acquisition date of PCI loans acquired are detailed in the following table (in thousands):

	During the Year Ended December 31, 2016	During the Year Ended December 31, 2015
Contractually required principal and interest at acquisition	$4,285	$1,272
Nonaccretable difference	(1,208)	(404)

Cash flows expected to be collected at acquisition	3,077	868
Accretable yield adjustment	(510)	(128)

Total carrying amount of PCI loans	2,567	$740

The carrying amounts as of PCI loans at December 31, 2016 was $2.3 million and $701,000 at December 31, 2015.

(7)	Premises and Equipment

Premises and equipment are summarized as follows (in thousands):

	At December 31,
	2016	2015
Land	$7,953	$4,971
Buildings and improvements	18,586	13,286
Furniture and equipment	5,744	5,604

Total, at cost	32,283	23,861
Less accumulated depreciation and amortization	(6,363)	(6,249)

Premises and equipment, net	$25,920	$17,612

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(8)	Deposits

The following is a summary of deposits at December 31, 2016 and 2015 (in thousands):

	At December 31,
	2016	2015
Noninterest-bearing demand	$217,418	$89,114
Interest-bearing demand	97,807	64,984
Money Market	215,178	100,348
Savings	41,342	33,645
Time deposits under $100	41,567	39,543
Time deposits of $100 or more	116,637	71,477

Total deposits	$729,949	$399,111

Brokered deposits at December 31, 2016 were $89.8 million and $19.4 million at December 31, 2015. As of December 31, 2016 and December 31, 2015, reciprocal brokered deposits were $19.8 million and $8.3 million, respectively.

Deposits in excess of $250,000 are not insured by the FDIC.

At December 31, 2016, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,	Amount
2017	$144,169
2018	9,562
2019	3,798
2020	369
2021	306

$158,204

(9)	Federal Home Loan Bank (“FHLB”) Advances

A summary of FHLB advances at December 31, 2016 and 2015 is presented below (dollars in thousands).

At December 31, 2016
Maturing in the year ending	Advance type	Interest rate	Amount
2017	Fixed Rate	0.71%	$10,000
2017	Fixed Rate	0.51%	10,000
2017	Fixed Rate	0.71%	3,000
2017	Fixed Rate	0.84%	8,000
2017	Fixed Rate	0.76%	7,000
2017	Fixed Rate	0.80%	7,000
2017	Fixed Rate	0.93%	10,000
2017	Fixed Rate	0.66%	10,000

			$65,000

At December 31, 2015
Maturing in the year ending	Advance type	Interest rate	Amount
2016	Fixed Rate	0.32%	$7,500
2016	Fixed Rate	0.37%	20,000

			$27,500

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(9)	Federal Home Loan Bank Advances, continued

At December 31, 2016, the Company had total credit availability of approximately $52.8 million with the FHLB. Advances are secured by a blanket lien on certain loans and the Company’s FHLB stock. Pursuant to the collateral agreement, borrowing capacity is determined by the amount of qualifying collateral pledged. As of December 31, 2016 the Company had qualifying collateral pledged of $117.8 million in loans and FHLB stock of $3.5 million.

(10)	Other Borrowings

The Company enters into sweep agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. At December 31, 2016 and 2015 the outstanding balance of such borrowings totaled $6.9 million and $1.4 million, respectively. As of December 31, 2016 the Company pledged securities with a market value of $9.9 million and $4.0 million at December 31, 2015 as collateral for these agreements.

(11)	Subordinated notes

On March 30, 2016, the Company accepted subscriptions for and sold, at 100% of their principal amount, an aggregate of $11.0 million of subordinated notes (the “Notes”), on a private placement basis, to two accredited investors. The investors included a corporation owned and controlled by George Parmer, who is a director of the Company, which purchased $7.0 million in principal amount of the Notes. The Notes bear interest at a fixed interest rate of 5.0% per year. The Notes have a term of five years, and have a maturity date of April 1, 2021. The Notes are redeemable at the option of the Company, in whole or in part, at any time, without penalty or premium, subject to any required regulatory approvals. The Company contributed the proceeds from the Notes to the Bank as equity capital to support the Bank’s continued growth, including ongoing lending activities.

(12)	Available Other Borrowings

At December 31, 2016 and 2015, the Company also has lines of credit at three financial institutions that would allow the Company to borrow up to $25.5 million. None of the credit lines were drawn upon at December 31, 2016 or 2015.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(13)	Fair Value Measurements

Securities available for sale measured at fair value on a recurring basis at December 31, 2016 are summarized below (in thousands):

	Fair Value	Level1	Level2	Level3
At December 31, 2016:
Federal Home Loan Bank obligations	$3,002	—	3,002	—
U.S. Government enterprise and agency obligations	15,253	—	15,253	—
Mortgage-backed securities	91,413	—	91,413	—

Total	$109,668	—	109,668	—

	Fair Value	Level1	Level2	Level3
At December 31, 2015:
Federal Home Loan Bank obligations	15,074	—	15,074	—
U.S. Government enterprise and agency obligations	14,007	—	14,007	—
Mortgage-backed securities	36,863	—	36,863	—

Total	$65,944	—	65,944	—

During the year ended December 31, 2016, no securities were transferred in or out of Level 1, Level 2, or Level 3.

Other real estate owned which is measured at fair value on a nonrecurring basis is summarized below (in thousands):

	Fair Value	Level 1	Level 2	Level 3	Total Losses	Losses Recorded During the Year
At December 31, 2016:
Other real estate owned	$32	—	—	32	—	—

At December 31, 2015:
Other real estate owned	$32	—	—	32	—	—

Impaired collateral-dependent loans are carried at the lower of carrying value or fair value. Those impaired collateral-dependent loans which are measured at fair value or a nonrecurring basis are as follows (in thousands):

	Fair Value	Level 1	Level 2	Level 3	Total Losses	Losses Recorded During the Year
At December 31, 2016:
Commercial and Multifamily	$587	—	—	$587	718	73
Commercial	427	—	—	427	72	—

Total	$1,014	—	—	$1,014	790	—

At December 31, 2015:
Commercial and Multifamily	450	—	—	450	645	—
Commercial	452	—	—	452	72	—

Total	$902	—	—	902	717	—

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(13)	Fair Value Measurements, Continued

Acquired assets, assumed liabilities and stockholders’ equity exchanged measured at fair value on an on recurring bases are as follows (in thousands):

	For the Year Ended December 31, 2016					Losses Recorded
	Fair Value	Level 1	Level 2	Level 3	Total Losses	During the Year
Securities available for sale	$16,179	—	16,179	—	—	—

Loans, net of discount	$236,696	—	—	236,696	—	—

Premises and equipment	$9,329	—	—	9,329	—	—

Federal Home Loan Bank Stock	$259	—	—	259	—	—

Deferred income taxes	$(469)	—	—	(469)	—	—

Goodwill	$10,726	—	—	10,726	—	—

Core deposit intangible	$1,642	—	—	1,642	—	—

Accrued interest	$609	—	—	609	—	—

Other assets	$88	—	—	88	—	—

Deposits	$286,572	—	—	286,572	—	—

Other borrowings	$5,017	—	—	5,017	—	—

Other liabilities	$3,418	—	—	3,418	—	—

	For the Year Ended December 31, 2015					Losses Recorded
	Fair Value	Level 1	Level 2	Level 3	Total Losses	During the Year
Securities available for sale	$44,372	—	44,372	—	—	—

Loans, net of discount	$179,408	—	—	179,408	—	—

Premises and equipment	$8,727	—	—	8,727	—	—

Federal Home Loan Bank Stock	$1,540	—	—	1,540	—	—

Cash surrender value of bank owned life insurance	$4,585	—	—	4,585	—	—

Deferred income taxes	$2,095	—	—	2,095	—	—

Goodwill	$9,500	—	—	9,500	—	—

Core deposit intangible	$655	—	—	655	—	—

Accrued interest	$685	—	—	685	—	—

Other assets	$130	—	—	130	—	—

Deposits	$225,927	—	—	225,927	—	—

FHLB Advances	$31,480	—	—	31,480	—	—

Other borrowings	$3,285	—	—	3,285	—	—

Other liabilities	$729	—	—	729	—	—

Preferred Stock	$5,700	—	—	5,700	—	—

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(14)	Off-Balance Sheet Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unused lines of credit, commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

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

Commitments to extend credit and standby letters of credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments, with off-balance sheet risk at December 31, 2016 follows (in thousands):

Contract
Amount
Unused lines of credit and standby letters of credit	$94,727

Commitments to extend credit	$2,366

(15)	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31, 2016		At December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$50,273	$50,273	$59,344	59,344
Time deposits with banks (Level 1)	2,794	2,794	4,410	4,410
Securities available for sale (Level 2)	109,668	109,668	65,944	65,944
Loans held for sale (Level 3)	443	450	790	806
Loans (Level 3)	683,784	718,111	326,266	330,801
Federal Home Loan Bank stock (Level 3)	3,478	3,478	1,597	1,597
Accrued interest receivable (Level 3)	2,077	2,077	1,048	1,048
Financial liabilities:
Deposits (Level 3)	729,949	729,553	399,111	399,000
FHLB Advances (Level 3)	65,000	64,975	27,500	27,487
Other borrowings (Level 3)	6,867	6,867	1,427	1,427
Subordinated notes (Level 3)	11,000	10,860	—	—
Off-balance-sheet financial instruments (Level 3)	—	—	—	—

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(16)	Income Taxes

Allocation of Federal and state income tax benefit between current and deferred portions is as follows (in thousands):

	Current	Deferred	Total
Year Ended December 31, 2016:
Federal	$33	$119	$152
State	—	25	25

Total income tax expense	$33	$144	$177

Year Ended December 31, 2015:
Federal	$(731)	$(1,260)	$(1,991)
State	(107)	(223)	$(330)

Total income tax benefit	$(838)	$(1,483)	$(2,321)

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are as follows (dollars in thousands):

	Year Ended December 31,
	2016		2015
	Amount	%	Amount	%
Income taxes (benefit) at Federal statutory rate	$46	34.0%	$(1,547)	(34.0%)
Increase (decrease) in taxes resulting from:
State taxes, net of Federal tax benefit	17	12.7%	(218)	(4.8%)
Officer’s life insurance	(116)	(86.6%)	(747)	(16.4%)
Merger Costs	159	118.7%	118	2.6%
Other, net	71	53.3%	73	1.6%

Total	$177	132.1%	$(2,321)	(51.0%)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	At December 31,
	2016	2015
Deferred tax assets:
Allowance for loan losses	$727	$879
Net operating loss carryforwards	3,566	4,029
Deferred compensation	868	858
Deferred loan fees	49	111
Alternative minimum tax credits	257	224
Accrued interest income	188	143
Fair Market Value adjustments	50	—
Unrealized loss on Securities AFS	625	66
Other	397	247

Deferred tax assets	6,727	6,557

Deferred tax liabilities:
Premises and equipment	(67)	(18)
Fair Market Value adjustments	—	(113)

Deferred tax liabilities	(67)	(131)

Net deferred tax asset	$6,660	$6,426

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(16)	Income Taxes, Continued

At December 31, 2016, the Company has net operating loss carryforwards of approximately $9.2 million available to offset future taxable income. These carryforwards will begin to expire as follows:

Year	Amount
2034	$3,687
2035	5,542

$9,229

The Company performs periodic evaluations on the deferred tax asset to determine if a valuation allowance is necessary. The analysis weighs positive evidence against negative evidence to determine if it is more likely than not to recognize the future benefit of the deferred tax asset. The Company’s analysis includes internal forecasts that demonstrate the Company’s ability to fully utilize the deferred tax asset prior to the expiration of the related net operating loss periods discussed above. The Company’s internal forecasts include growth assumptions relating to loans, noninterest income and noninterest expense, as well as estimating loan losses and other nonrecurring items. Management determined that a valuation allowance against the deferred tax asset was not necessary at December 31, 2016 or 2015.

The Company files income tax returns in the U.S. federal jurisdiction and the State of Florida. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2013.

(17)	Contingencies

Various legal claims can arise from time to time all of which are considered incidental to the normal conduct of business. Contingent liabilities in connection with outstanding legal proceedings or other claims are assessed utilizing the latest information available. When it becomes probable that a loss will be incurred and the amount of the loss is reasonably estimable, a liability is recorded in the consolidated financial statements. Where a loss is not probable or the amount of the loss is not estimable, reserves are not accrued. Based on current information available, management believes that any liabilities arising from legal proceedings and other claims will not have a material adverse effect on the Company’s financial statements.

(18)	Lease Obligations

We are obligated under operating leases for two of our banking offices. For the years ended December 31, 2016 and 2015 rental expense under operating leases was $289,000 and $83,000, respectively, which is included in the occupancy and equipment expenses. Office leases generally include renewal options for various additional terms after the expiration of the initial term of each lease, which are not included in the future minimum lease payments below. At December 31, 2016, future minimum lease payments for the fixed, non-cancelable terms of operating leases are as follows:

2017	$295
2018	230
2019	196
2020	200
2021	101
Thereafter	1,917

$2,939

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(19)	Related Parties

In the ordinary course of business, the Company may make loans to, accept deposits, and sell subscriptions to its executive officers and directors and their related entities. The activity is as follows (in thousands):

	Year Ended December 31,
	2016	2015
Loans:
Balance at beginning of year	$888	$268

Balance at end of year	$4,830	$888

Total unused commitments at end of year	$5,621	$3,898

Aggregate amount of all extensions of credit	$10,451	$4,787

Deposits at end of year	$32,040	$3,297

Subordinated notes	$7,000	$—

(20)	Employee Benefit Plans

The Company has a 401(k) Profit Sharing plan. For the years ended December 31, 2016 and 2015, the Company’s contributions were approximately $101,000 and $93,000, respectively.

The Company provided a supplemental executive retirement plans for certain of its officers and a supplemental executive retirement plans for the CEO. The terms of the plan agreements provide for a specific percentage of the participants compensation to be accrued for deferred compensation of which one participant is still receiving a salary deferral. The remaining participants are no employed by the Company and are receiving distributions. The Company is accruing interest on these undisbursed deferred amounts at a rate of 6%. The CEO plan entitles the CEO to an annual benefit in the amount of 40% of his “final pay,” defined as the highest annualized base salary and bonus from the three years prior to Mr. Samuel’s separation from service, disability or death, including the year such separation occurs. The benefit percentage could increase to 50% or 60%, provided certain core earnings thresholds are met by Sunshine Bank in any calendar year before his separation from service. The normal retirement benefit under the SERP is payable in monthly installments over a period of 15 years. The Company expenses the present value of the estimated future payments as a charge to operations. For the years ended December 31, 2016 and 2015, the Company expense in connection with the plans was approximately $456,000 and $381,000, respectively. At December 31, 2016 and 2015, the balance in the accrued deferred compensation accounts was $2.3 million and $2.3 million, respectively, and it was included with other liabilities in the consolidated balance sheets.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(21)	Stock-Based Compensation

On August 26, 2015, stockholders approved the Company’s 2015 Equity Incentive Plan (the “Plan”), which provides for the grant of stock-based awards to officers, employees and directors of the Company. Generally the grants vest over a five year period. On September 28, 2016, stockholders approved an amendment to the Plan. The amendment increased the total number of shares available for issuance from 592,480 shares to 742,480 shares and the corresponding increase in the maximum number of shares issuable pursuant to the exercise of stock options. Awards granted as replacements for awards granted by a company Sunshine subsequently acquired do not reduce the total available for issuance. In connection with the overall increase, stockholders approved to simplify and consolidate the various limitations on issuances of types of award. The fair value of options is measured on the grant date using the Black-Scholes option-pricing model. The Company’s assumptions included the one year Treasury-bill rate to establish a risk free interest rate of 0.32%, expected volatility of 16.7%, and an expected life of seven years.

The following table summarizes the outstanding stock options and restricted stock:

	2016		2015
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding at January 1,	353,747	$13.96	—	$—
Granted	240,380	14.37	372,760	13.96
Replacement awards granted in acquisition	237,418	9.20	—	—
Forfeited	(20,400)	13.96	(19,013)	13.96
Exercised or Expired	(10,955)	13.96	—	13.96

Outstanding at December 31,	800,190	13.04	353,747	13.96

Exercisable at December 31,	387,594	11.82	74,552	13.96

Unvested awards	412,596	14.19	279,195	13.96

	Restricted Stock Awards	Weighted Average Exercise Price	Restricted Stock Awards	Weighted Average Exercise Price
Outstanding at January 1,	152,321	$13.96	—	$—
Granted	7,000	14.37	162,248	13.96
Shares withheld for income tax purposes	(6,457)	13.97	(6,403)	13.96
Forfeited	(10,600)	13.96	(3,524)	13.96

Unvested awards	82,874	13.97	126,264	13.96
Vested	38,399	13.97	32,460	13.96

	2016	2015
Compensation Expense (in 000’s)
Stock Options	$290	$227
Restricted Shares	557	453
Fair Value of Shares withheld for income tax purposes	(89)	(89)

Stock-based compensation expense	$758	$591

Unearned Compensation (in 000’s)
Stock Options Issued	$1,210	$907
Restricted Shares Issued	1,158	1,812

Total unearned compensation	$2,368	$2,719

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(22)	Dividend Restrictions

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

(23)	Regulatory Matters

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

Changes that could affect the Bank going forward include additional constraints on the inclusion of deferred tax assets in capital and increased risk weightings for nonperforming loans and acquisition/development loans in regulatory capital. Under the new regulations in the first quarter of 2015, the Bank elected an irreversible one-time opt-out to exclude accumulated other comprehensive income (loss) from regulatory capital. Beginning January 1, 2016, the Bank became subject to the capital conservation buffer rules which place limitations on distributions, including dividend payments, and certain discretionary bonus payments to executive officers. In order to avoid these limitations, a bank must hold a capital conservation buffer above its minimum risk-based capital requirements. As of December 31, 2016, the Bank’s capital conservation buffer of 5.39% exceeds the minimum requirement of 0.625% for 2016. The required buffer is to be phased in over three years.

The following table shows the Bank’s capital amounts and ratios and regulatory thresholds at December 31, 2016 and 2015. (dollars in thousands)

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized
	Amount	%	Amount	%	Amount	%
December 31, 2016
Common Equity Tier 1 Capital to Risk-Weighted Assets	$93,083	12.93%	$32,387	4.50%	$46,781	6.50%
Tier I Capital to Risk-Weighted Assets	93,083	12.93	43,183	6.00	57,577	8.00
Total Capital to Risk-Weighted Assets	96,357	13.39	57,577	8.00	71,971	10.00
Tier I Capital to Total Assets	93,083	12.10	30,771	4.00	38,464	5.00

December 31, 2015
Common Equity Tier 1 Capital to Risk-Weighted Assets	$45,056	12.44%	$16,297	4.50%	$23,540	6.50%
Tier I Capital to Risk-Weighted Assets	45,056	12.44	21,729	6.00	28,972	8.00
Total Capital to Risk-Weighted Assets	47,567	13.13	28,972	8.00	36,215	10.00
Tier I Capital to Total Assets	45,056	9.76	18,466	4.00	23,082	5.00

As of December 31, 2016, the Bank was well capitalized under all capital ratios. There are no conditions or events since that notification that management believes have changed the institution’s capitalization category.

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(24)	Employee Stock Ownership Plan

The Holding Company has established an ESOP which acquired 8% of the total number of shares of common stock sold during the Company’s initial public offering. A total of 338,560 shares were acquired in exchange for a $3,385,600 indirect note payable from the Employee Stock Ownership Plan Trust to the Holding Company. The note bears interest at a variable rate based on Prime and is payable in thirty annual installments.

ESOP shares were as follows (dollars in thousands, except per share amounts):

	2016	2015
Allocated shares	33,855	22,571
Unallocated shares	304,705	315,989

Total ESOP shares	338,560	338,560

Fair value of unallocated shares	$5,223	$4,803

(25)	Loss Per Share

Basic loss per share has been computed on the basis of the weighted-average number of shares of common stock outstanding. For the year ended December 31, 2016 and 2015, basic and diluted loss per share is the same due the stock options not being considered dilutive due to the loss incurred by the Company. The shares purchased by the Employee Stock Ownership Plan are included in the weighted-average shares when they are committed to be released (dollars in thousands, except per share amounts):

	Net loss available to common stockholders	Basic / Diluted Weighted Average Shares	Basic / Diluted Loss Per Share Amount
Year Ended December 31, 2016
Basic and diluted loss per share	$(43)	5,401,566	$(0.01)
Year Ended December 31, 2015
Basic and diluted loss per share	$(2,245)	3,993,560	$(0.56)

(26)	Parent Company Only Financial Information

The holding Company’s unconsolidated financial information at December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 are as follows (in thousands):

Condensed Balance Sheet (in thousands)	December 31,
	2016	2015
Assets
Cash	$3,180	$11,671
Investment in Subsidiary	115,830	56,193
Other assets	4,246	3,604

Total Assets	$123,256	$71,468

Liabilities and Stockholder Equity
Subordinated notes	$11,000	$—
Other liabilities	155	74

Stockholder’s Equity	112,101	71,394

Total liabilities and Stockholder Equity	$123,256	$71,468

(continued)

SUNSHINE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, continued

(26)	Parent Company Only Financial Information, Continued

Condensed Statement of Operations (in thousands)	December 31,
	2016	2015
Revenues	$104	$106
Expenses	(1,110)	(1,222)
Income tax benefit	379	319

Loss before net loss of subsidiary	(627)	(797)

Net income (loss) of subsidiary	584	(1,434)

Net loss	$(43)	$(2,231)

Condensed Statement of Cash Flows (in thousands)	December 31,
	2016	2015
Net loss:	$(43)	$(2,231)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in (income) loss of subsidiary	(584)	1,434
Change in other assets and other liabilities	(238)	(256)
Stock-based compensation expense	266	220

Net cash used in operating activities	(599)	(833)

Cash flows from investing activities:
Dividends received from subsidiary	—	18,800
Cash received (paid) in acquisition	108	(34,676)
Investment to bank subsidiary, net ESOP	(19,000)	—

Net cash used in investing activities	(18,892)	(15,876)

Cash flows from financing activities:
Net proceeds received from stock issuance	—	11,359
Net proceeds received from subordinated notes issuance	11,000	—
Payment of Dividend to Preferred Stock	—	(14)

Net cash provided by financing activities	11,000	11,345

Net Decrease in Cash	$(8,491)	$(5,364)
Cash at beginning of year	11,671	17,035

Cash at end of year	$3,180	$11,671

Noncash items:
Accumulated other comprehensive loss, net change in unrealized gain on securities available for sale, net of taxes	$(929)	$(108)

Employee stock option expense from subsidiary	$492	$371

Employee stock ownership plan expense from subsidiary	$193	$171